As filed with the Securities and Exchange Commission on December 8, 2000

Registration No. 333-31928

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM SB-2/A

Amendment No. 2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RCONTEST.COM, INC.

(Name of small business issuer in its charter)

Georgia	5946	58-2430520
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3190 Northeast Expressway, Suite 230

Atlanta, Georgia 30341

(678) 222-0163

(Address and telephone number of principal executive offices)

3190 Northeast Expressway, Suite 230

Atlanta, Georgia 30341

(Address of principal place of business)

Michael D. Dion

Rcontest.com, Inc.

3190 Northeast Expressway, Suite 230

Atlanta, Georgia 30341

(678) 222-0163

(Name, address and telephone number of agent for service)

with a copy to:

Robert J. Mottern, Esq.

Mottern, Fisher and Goldman, P.C.

1900 Century Place, N.E. Suite 100

Atlanta, Georgia 30345

(404) 634-2808

Approximate date of proposed sale to public: As soon as the registration statement is approved.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

Title of each class of securities to be registered	Amount of shares to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (1)	Amount of registration fee
Units	--	--	$4,000,000	$1,056
Common Stock, no par value	--	(2)	(2)	(2)
Series A Redeemable Warrants	--	(2)	(2)	(2)
Common Stock, no par value, issuable upon exercise of Series A Redeemable Warrants	--	$1.00	$4,000,000	$1,056
Totals			$4,000,000	$2,112 (3)

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended.

(2) Included in the Units. No additional registration fee is required.

(3) A filing fee of $1,584 was paid at the time this registration statement was originally filed. Therefore, a net amount of $528 was paid upon the filing of this amendment to the registration statement.

The Registrant will amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement has become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement has become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated November 30, 2000

PROSPECTUS

RCONTEST.COM, INC.

__________ Units Consisting of

One Share of Common Stock and One Series A Redeemable Warrant

$_____ Per Unit

This offering is being conducted on a "best efforts minimum/maximum basis." The minimum amount which must be sold is $1,000,000, which equals ___ units, each consisting of one share of common stock and one Series A Redeemable Warrant. Each Series A Redeemable Warrant entitles the holder to purchase one share of common stock at $1 per share until December 31, 2003. The Series A Redeemable Warrants are subject to redemption at $0.01 per Warrant on thirty days prior written notice if the common stock trades above $1.50 per share for ten consecutive trading days. All subscription funds received will be held in an escrow account until the minimum amount has been received. The minimum purchase requirement is $2,500, or ____ units.

Prior to this offering, there has been a limited public market for our common stock. Our stock is currently traded on the Pink Sheets, LLC's "Pink Sheets" under the symbol "RCST."

This investment involves a high degree of risk. You should purchase units only if you can afford a complete loss of your investment. See Risk Factors on pages 5 through 12.

Neither the Securities and Exchange Commission nor any state securities commission have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Unit	Total Minimum	Total Maximum
Public offering Price
Maximum Sales Commission (1)
Proceeds to company (2)

(1) Berthel Fisher and Company (BFC) will receive a commission of 7.5% of the total amount raised this offering. In addition, BFC has received 45,000 shares of restricted common stock as a fee in connection with this offering, and will be entitled to receive, for every $1,000,000 raised or part thereof, a warrant to purchase 80,000 shares of common stock for $2.00 per share exercisable for a period of five years.

(2) Before deducting costs of $35,000 for printing, accounting, legal and other expenses.

PROSPECTUS SUMMARY

This summary highlights information that we present more fully elsewhere in this prospectus.

Our Business

Our operations consist primarily of an Internet division that owns and operates three websites and a real estate division that owns and operates a real estate services firm in South Florida:

Internet Division

www.uniquegifts.com is a website that carries over 400 different gift products from 25 different manufacturers.

www.executivemansions.com is a website devoted to profiling luxury homes which are listed for sale at over $500,000.

www.stockmarketcontest.com is a website devoted to operating stock market contests in which investors win prizes based on their hypothetical investment performance.

Real Estate Division

Naples Realty Services, Inc. was purchased by us in May 2000, and is a real estate services firm that provides office space and administrative services to approximately 80 independent agents to aid in the sale of real estate and rental property in South Florida.

The Offering

Securities Offered	We are offering up to _________ units, each consisting of one share of common stock and one Series A Redeemable Warrant.
Offering Price	$____ per unit
Minimum Amount/Escrow	We must sell $1,000,000, or ___ units, for this offering to close.
Escrow Account

All proceeds will be placed in escrow with Fidelity National Bank until the minimum amount is reached, and will be returned to you without interest in the event the minimum amount is not reached within sixty days after the date of this prospectus.

Common Stock Outstanding

Before this offering, there were 9,210,136 shares of common stock outstanding. If all the units are sold in this offering, there will be ________ shares of common stock outstanding, and if all of the warrants are converted into common stock, there will be ____________ shares of common stock outstanding.

Use of Proceeds	We intend to use the net proceeds to finance continued development and marketing of our websites.

Our Objective

Our objective is to continue to build market awareness of our sites by marketing, promotion and alliances/co-branding arrangements with third parties. To achieve this objective, we designate as our priorities for the next twelve months of operations as follows:

- develop and expand our organizational structure;

- develop and implement new marketing programs;

- upgrade facilities and equipment;

- increase traffic to our websites;

- continue to build brand awareness.

We believe this offering will provide necessary growth financing and will allow us to capitalize on the potential opportunities available in this industry. We cannot guarantee our current shareholders and potential investors that we will be able to effectuate what we have described above.

Summary of Selected Financial Data

The selected financial data for the year ended December 31, 1999 has been derived from audited financial statements, including the related notes, included elsewhere in this prospectus. This financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited and audited financial statements and notes appearing elsewhere in this prospectus.

Statement of Operations Data:
Total Revenue	$ 1,994
General and Administrative Expenses	376,526
Net Income (Loss)	(374,132)
Net Income (Loss) Per Share (basic)	(0.05)
Weighted Average Shares Outstanding	7,892,160

Balance Sheet Data:
Working Capital (deficit)	$ 383,970
Total Assets	453,733
Long-term Debt	10,567
Total Stockholders Equity	432,341

Corporate Information

Our principal executive offices are located at 3190 Northeast Expressway, Suite 230, Atlanta, Georgia 30341. Our telephone number at that location is (678) 222-0163 and our e-mail address is sales@stockmarketcontest.com.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk and is suitable only if you have substantial financial means, and have no need for initial liquidity in your investments. You should carefully consider, among other factors, the risks described below. Such risk factors are not meant to be an exhaustive listing of all potential risks associated with your investment into our company.

We have a history of operating losses and our projected losses raise substantial doubt about our ability to continue operations.

We have been in a developmental stage from our inception in December 1998 and are still in the early stages of development. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. Through December 31, 1999, we have only realized $1,994 in total revenues. We have an accumulated loss from operations of $374,132 through December 31, 1999.

Our principle business operations to date have been the development and marketing of our three websites, and the purchase of Naples Realty. We expect to incur up-front operating costs to expand our website marketing efforts, which may result in further losses. We will not be profitable until we establish a broader customer base for our uniquegifts.com website and derive substantial revenues from our sales of merchandise on our uniquegifts.com website.

Our auditors' report on our financial statement includes an explanatory paragraph as to our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

Further research and development of our business model and strategy will continue and result in expenses, which will reduce our profitability, if any. Investors in this offering should be aware that the offering is a venture capital offering, subject to substantial risks.

This is a best efforts offering by Berthel Fisher and Co. and there is no guarantee that any or all of the common stock will be sold.

No commitment exists by anyone to purchase all or any part of the common stock offered hereby. The common stock is being offered on a best efforts basis and, accordingly, there can be no assurance that any or all of the common stock will be sold. However, all funds received from this offering shall be deposited into the escrow account until the minimum amount has been raised. In the event that the minimum amount is not raised, then all funds will be returned to investors promptly without interest.

We require the net proceeds from this offering to fund our business development plan, which includes operating losses resulting for our marketing and research and development programs as well as our administrative infrastructure. Unless we raise the maximum amount in this offering or raise substantial capital from another financing, we will not have sufficient capital to become profitable and we may have to suspend or reduce our operations.

This is a speculative and high-risk investment.

An investment in the common stock is extremely speculative and involves a high degree of economic risk that may result in a complete loss of your investment. Therefore, you should not purchase shares in this offering unless you can afford to assume such risks, you are able to hold your investment for an indeterminate period of time, you have no need for liquidity, and you are able to withstand a loss of all or substantially all of your investment.

There is limited information upon which you can evaluate Rcontest.com, Inc.'s business model or marketing strategy.

We were incorporated in December 1998 and only launched our first website, uniquegifts.com, in May 1999. Most of the marketing strategies on which we rely were only initiated in the past few months. Accordingly, one can only evaluate our business and marketing model based on our limited operating history.

There has been no formal marketing study to conclude that there is any guaranteed demand for our products and services, or that our marketing strategy will be successful. Instead, we have relied solely upon the judgment and conclusions of the members of our management that there is a market for our products and services, and that our marketing strategy will enable us to compete effectively.

Our marketing strategy with regard to our uniquegifts.com website is to generate traffic from captive advertising on our other websites, from billboard advertising, from registration on search engines and hyperlinks from other sites, and from the sale and dissemination of coupons through third parties. To date, our marketing efforts have not generated revenue-generating traffic sufficient to defer the costs of those marketing efforts. We continually evaluate the success of our marketing strategies and explore additional marketing strategies. However, many consumer-related websites have also generated poor or negative returns on marketing expenditures, and there is no assurance that we will be able to develop a marketing strategy that is cost-effective.

Our marketing strategy with regard to our executivemansions.com website is to generate revenues from advertising and the sale of listings on the site to real estate agents. Ultimately, we will need to generate consumer traffic to the website sufficient to justify the amounts we are charging agents who list homes on the site, which may require that we spend most or all of our revenues on marketing expenditures. There can be no assurances that our marketing scheme will generate the level and quality of traffic and listings sufficient to generate a profit.

Our marketing strategy with regard to our stockmarketcontest.com website is to generate traffic through advertising and publicity generated by the contests hosted by the website, and generate revenue from that traffic by captive advertising on behalf of the Company's other websites and by selling advertising on the website to unaffiliated third parties.

There may be fluctuations in our operating results that may negatively impact our stock price.

Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our common stock is likely to fall. One should not rely on our results of operations during any particular quarter as an indication of our results for a full year or any other quarter. Factors that may affect our quarterly results include:

  the demand for advertising on our three websites and changes in rates paid for banner advertising on our websites;
  the number of Internet users on, and the frequency of their use of, our websites, particularly uniquegifts.com, which we expect will generate most of our profits in the Internet division;
  our ability to attract and retain advertisers and electronic commerce partners on our three websites;
  fees we may pay for distribution or content or other costs we may incur as we expand our operations;
  the timing and amount of our costs related to advertising sales and marketing efforts; and
  seasonal factors affecting the number of real estate closings in our Real Estate division.

Our operating expenses are based in part on our expectations of our future revenues and are relatively fixed in the short term. Given our limited operating history and our difficulties in accurately estimating the traffic which will be experienced on our uniquegifts.com website, user traffic on this website is difficult to forecast accurately. Consequently, since revenues from purchases made on that website will make up a significant amount of our revenues for the foreseeable future, our revenues are difficult to forecast accurately. In particular, we intend to continue to expend significant amounts to build and enhance brand awareness of our three websites. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenues in relation to our expenses, or if our expenses precede increased revenues, then our results of operations and financial condition would be materially adversely affected.

Seasonal factors and non-holiday periods may affect our gift sales and quarterly operating results.

Seasonality of user traffic on our websites may cause our advertising revenues and traffic to fluctuate dramatically. We expect that our principle revenue-generating website, uniquegifts.com, will produce the majority of its revenue during periods of time when people give gifts, such as Valentine's Day and November and December. User traffic on websites has typically declined during the summer and year-end vacation and holiday periods. We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. Similar seasonal or other patterns may develop in our business.

Because our business is dependent on the Internet, we will only be able to execute our business plan if Internet usage grows.

Our business would be adversely affected if Internet usage does not grow. Our business model anticipates that our uniquegifts.com website will become the primary source of revenues and profits in the future. The success of our uniquegifts.com website is dependent on the widespread acceptance and use of the Internet as an effective medium of commerce by consumers. Based on the experience of other consumer-retail websites, use of the Internet by consumers as a medium of commerce may not currently be broad enough to allow any consumer-retail websites to operate profitably, and therefore more widespread acceptance and use of the Internet may be necessary for us to generate a profit.

Rapid growth in the use of and interest in the Internet and other online services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. Internet usage may be inhibited for any of the following reasons:

  the Internet infrastructure may not be able to support the demands placed on it, and its performance and reliability may decline as usage grows;
  security and authentication concerns with respect to the transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems; and
  privacy concerns, including those related to the ability of websites to gather user information without the user's knowledge or consent.

We must constantly develop new products and services in the retail gift and contest Internet markets.

To be successful, we must adapt to rapidly changing Internet technologies and consumer tastes by continually enhancing our websites. In particular, we must continually look for and introduce new gift products to our uniquegifts.com website, and develop new game formats for our stockmarketcontest.com website. Our business, results of operations and financial condition could be materially adversely affected if we incur significant costs to adapt, or cannot adapt, to these changes.

The process of developing products and services, such as those we offer is extremely complex and expensive, and it is highly likely that we will experience delays in developing and introducing new products and services in the future. If we were unable to develop and introduce new products, services or enhancements to existing products and services in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial conditions could be materially adversely affected.

Also, announcements of currently planned or other new products and services may cause consumers to delay their purchase decisions in anticipation of such products and services, which could have a material adverse effect on our business, operating results and financial condition, especially if the introduction of such products and services is delayed.

The development of our brands (i.e. uniquegifts.com) is essential to our future success.

The development of our website brands is essential in order for us to reduce our marketing expenditures over time and realize greater benefits from our marketing expenditures. If our brand marketing efforts are unsuccessful, our business, financial condition and results of operations would be materially adversely affected. These efforts have required, and will continue to require, significant expenses.

The Internet industry in general and our specific industries are extremely competitive.

Our revenues and earnings in our Internet division are affected by:

  a highly competitive Internet industry, in which a large and increasing number of websites are competing for the attention of consumers;
  a highly competitive gift industry, in which consumers already have a wide variety of established options for gifts, from traditional retailers, delivery services and other Internet sites whose focus is the gift segment; and
  a highly competitive residential real estate industry, including traditional real estate services firms, established firms catering to luxury homes, and internet sites concentrating on residential listings.

Most of our current competitors have longer operating histories, are substantially larger and have greater financial, manufacturing, marketing, technical and other resources. They may also have greater name recognition and a larger base of gift products and other services. As a result of their greater resources, many current and potential competitors may be better able to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that we will be able to continue to compete in the gift product market effectively, and any failure to do so would have a material adverse effect on our business, financial condition and operating results.

The competition in the real estate division is intense for high volume established brokers.

Our Real Estate division focuses on the provision of real estate services and closing services on a fixed fee basis to established, high volume brokers. We rarely hire and train new brokers, and instead hire established brokers from other firms who want to maximize their commission income by not sharing their commissions with the firms for which they work. Because our revenues are largely fixed in nature, we must have a certain number of brokers associated with each office in order to cover the expenses of that office and generate a profit. The competition for established, high volume brokers will always be intense, particularly among real estate brokerage and services firms which have a comparable business model, such as ReMax Associates.

We may not effectively manage our growth due to our limited number of employees.

In order to execute our business plan, we must grow significantly. We currently have only one employee, and depend on independent contractors to perform many functions in our company, from accounting to website development and maintenance. When we begin to generate substantial revenues, we will need to hire additional management and nonmanagement-level employees and develop administrative and management systems to operate our business. Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry and in our geographic area (the Atlanta metro area) is intense. We may be unable to attract, assimilate or retain other highly qualified employees in the future.

Our expected growth will place a significant strain on our personnel, management systems and resources. If we do not manage growth effectively, our business, results of operations and financial condition would be materially adversely affected.

Regulatory and legal uncertainties pertaining to the Internet could harm our Internet division.

Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for our websites, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition. There are, and will be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing.

Regulatory and legal uncertainties pertaining to the real estate brokerage or services industry could harm our real estate division.

There are, and will be, an increasing number of laws and regulations pertaining to the real estate brokerage or services industry. Any new law or regulation pertaining to the real estate brokerage or services industry, or the application or interpretation of existing laws, could decrease the demand or revenues from our real estate brokerage services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition. These laws or regulations currently require that brokers be licensed and impose legal requirements on the conduct of brokers and their firms in real estate transactions. In addition, there are laws that limit the ability of brokers to receive fees from other parties providing services as part of a real estate transaction. Any new law that requires us to impose greater oversight over the conduct of our brokers will increase our costs and decrease our profits. Any new law that restricts our ability to charge commissions or receive fees in connection with real estate closings will decrease our revenues and profits.

If we are unable to successfully integrate future acquisitions into our operations, there could be an adverse effect on our business and results of operations.

We have already acquired one business - Naples Realty Services, Inc. - and may acquire additional complementary businesses, products and technologies in the future. Our management currently has limited experience in evaluating and integrating acquisitions. Some of the risks attendant to these acquisitions are:

  difficulties and expenses of integrating the operations and personnel of acquired companies into our operations while preserving the goodwill of the acquired entity;
  the additional financial resources that may be needed to fund the operations of acquired companies;
  the potential disruption of our business;
  our management's ability to maximize our financial and strategic position by incorporating acquired technology or businesses;
  the difficulty of maintaining uniform standards, controls, procedures and policies;
  the potential loss of key employees of acquired companies;
  the impairment of relationships with employees and customers as a result of changes in management; and
  increasing competition with other entities for desirable acquisition targets.

Any of the above risks could prevent us from realizing significant benefits from our acquisitions. In addition, the issuance of our common stock in acquisitions may dilute our stockholder interests, while the use of cash will deplete our cash reserves. Finally, if we are unable to account for our acquisitions under the "pooling of interests" method of accounting, we may incur significant, one-time write-offs and amortization charges. These write-offs and charges could decrease our future earnings or increase our future losses.

We may lose control of ExecutiveMansions.com if it is not able to raise capital at a price greater than $3 per share.

Part of the consideration for the acquisition of Naples Realty by our majority owned subsidiary, ExecutiveMansions.com, Inc., on May 5, 2000 was the issuance of 25,000 shares of common stock of ExecutiveMansions.com to each of 19 shareholders of Naples Realty. In the event ExecutiveMansions.com raises equity in an offering at a price less than $3 per share, ExecutiveMansions.com will be obligated to issue each former shareholder of Naples Realty additional shares of ExecutiveMansions.com as may be necessary to render the total value of the stock held by each shareholder to be $75,000. We currently own 50.5% of the common stock of ExecutiveMansions.com. If ExecutiveMansions.com is not able to raise capital at a price greater than $3 per share, our ownership interest in ExecutiveMansions.com may fall below 50%, which could represent a potential loss of control of ExecutiveMansions.com.

We only have limited control of Naples Realty until April 28, 2001.

Under the agreement under which ExecutiveMansions.com purchased Naples Realty, Naples Realty has, until April 28, 2001, a board of five persons, only two of which are appointed by ExecutiveMansions.com. The other three members consist of John Steinwand and two persons appointed by Mr. Steinwand. After April 28, 2001, ExecutiveMansions.com may appoint all or a majority of the board of Naples Realty. However, for one year April 28, 2001, and a board has been appointed by ExecutiveMansions.com, Naples Realty may not take a number of corporate actions without 4/5 approval of its board, including:

  selling substantial assets,
  granting options,
  declaring dividends,
  employment of any person for an amount in excess of $5,000 in any year, making loans,
  borrowing moneys,
  pledging assets,
  acquiring assets outside the ordinary course of business in excess of $5,000, entering into any contract calling for total payments in excess of $10,000 per year, employing any person who has a preexisting familial or other relationship with a member of the board of directors, and amending or modifying its articles of incorporation or bylaws.

Therefore, we do not have the control over the operations and affairs of Naples Realty that a company normally has over a subsidiary, and will not have such control until April 28, 2002.

We depend on our key executive, Michael Dion, and our future success depends on his continued service to the company.

Our future success depends, in part, on the continued service of our key management personnel, particularly Mr. Michael D. Dion, our founder, Chairman, and Chief Executive Officer. We do not have key person life insurance policy on Mr. Dion's life, nor do we have an employment agreement, a noncompete agreement or a confidentiality agreement with Mr. Dion. Therefore, Mr. Dion is not contractually obligated to continue working for us, and the loss of his life or services would have a material adverse effect on our business, results of operations and financial condition.

We may be unable to protect our intellectual property rights in our websites and trademarks and we may be liable for infringing the intellectual property rights of others.

We believe that our tradenames, domain names and logos will have significant value and will be important to the marketing of our services and products. We have no trademarks registered anywhere, although we do have pending federal trademark registration for "ExecutiveMansions.com" and "Just a click away." We do not believe that federal trademark registration is possible for the names "uniquegifts.com" or "stockmarketcontest.com;" therefore, we do not intend to apply for federal trademark registration of those names and instead will rely upon any common law trademark rights which we have in those website names. It is possible that our competitors or others will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion.

To date, we have not filed for either copyright protection or patent protection with respect to any of our products or services. We intend to explore whether our products and services are subject to protection under the copyright or patent laws following the offering, but there can be no assurance that such laws will provide us with any protection against infringement on our intellectual property. We also rely on trade secrets and proprietary know-how, which we seek to protect by confidentiality agreements and invention assignments with our employees, consultants, and third parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets and proprietary know-how will not otherwise become known or be discovered by competitors.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on our business, financial condition, and operating results.

We cannot predict our future capital needs and we may not be able to secure additional financing for future development of our websites.

We may need to raise additional funds in the future in order to fund more aggressive brand promotion or more rapid expansion, to develop new or enhanced services, to respond to competitive pressures or to make acquisitions. If our business takes longer to reach a breakeven level of operations than we expect, we may need to raise additional funds in order to continue in business.

Any required additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand, or take advantage of acquisition opportunities, develop or enhance services, respond to competitive pressures or take advantage of acquisition opportunities, any of which could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised by our issuing equity securities, stockholders may experience dilution of their ownership interest and the newly issued securities may have rights superior to those of the common stock. If additional funds are raised by our issuing debt, we may be subject to limitations on our operations, including limitations on the payment of dividends.

We currently anticipate that our net proceeds from this offering, together with currently available funds, will be sufficient to meet our anticipated needs through at least 2001.

Future sales of common stock by our existing stockholders could adversely affect our stock price.

Sales of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to decline and could impair our ability to raise additional capital through the sale of equity securities.

As of September 15, 2000, we had 9,210,136 shares outstanding, of which 750,036 are freely transferable without restriction or registration under the Securities Act. The remaining 8,460,100 shares of common stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act. 7,527,800 shares of our common stock held by Mr. Dion were escrowed with an independent escrow agent under Georgia law pursuant to a prior offering of the company. Under Georgia law, Mr. Dion's shares may not be sold until December 9, 2001, although Mr. Dion has discretion to request leave from the Georgia Securities Commissioner to remove part or all of his shares from escrow prior to such date.

From time to time, these shares will become eligible for sale, subject in most cases to the volume, holding period and other limitations of Rule 144 and Rule 701. After this offering, approximately 387,300 restricted securities held by non-affiliates will be eligible for sale from time to time under Rule 144. Sales of a large number of any of these shares could have an adverse effect on the market price for our common stock.

You will suffer immediate and substantial dilution because the offering price exceeds the net tangible book value per share.

The public offering price per share significantly exceeds the net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate and substantial dilution of their investment. Please see "Dilution."

There is a limited prior market for our common stock and any investment in our common stock may be illiquid.

Prior to this offering, there has been only a limited public market for the common stock on the Pink Sheets, LLC's Pink Sheets. There can be no assurance that an active and liquid market will develop for our common stock in the near future. Accordingly, an investor in this offering may not be able to sell the common stock.

We plan to initiate steps to have our common stock traded on either the OTC Bulletin Board or the NASDAQ SmallCaps Exchange; however, there is no assurance that we will be successful in listing the common stock. At this time, we do not have any plans to facilitate the trading or the creation of a market in any warrants issued in this offering.

If we are successful in listing our common stock, the trading price of the common stock is likely to be highly volatile and could be subject to wide fluctuations. These fluctuations may be caused by:

    actual or anticipated variations in our quarterly operating results announcements of technological innovations or new services by us or our competitors changes in financial estimates by securities analysts, conditions or trends in the Internet and on-line commerce industries changes in the market valuations of other Internet or on-line service companies announcements by us or our competitors of significant acquisitions, strategic relationships, joint ventures or capital commitments additions or departures of key personnel
    sales of our common stock or other securities in the open market and other events or factors, many of which are beyond our control.

The Warrants may not be exercisable if we do not maintain a current prospectus and "blue sky" registration.

At any time after March 31, 2001, purchasers of the warrants will have the right to exercise them to purchase shares of common stock but only if a current prospectus relating to such shares of common stock is then in effect and only if the shares of common stock are qualified for sale under the securities laws of the states in which the respective purchasers reside. We intend to maintain current a prospectus which will permit the purchase and sale of the shares of common stock underlying the warrants, but there can be no assurance that we will be able to do so. Although we intend to seek to qualify the shares of common stock underlying the warrants for sale in those states in which the securities are to be offered, no assurance can be given that such qualification will occur, or that a holder may relocate to a jurisdiction in which the shares of common stock underlying the warrants are not so registered or qualified. The warrants may be deprived of any value if a current prospectus covering the shares of common stock issuable upon the exercise thereof is not filed and kept effective or if such underlying shares of common stock are not, or cannot be, registered in the applicable states, in which event a warrantholder may have no choice but to either sell its warrants or let them expire.

Our common stock may become subject to the penny stock regulations.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock regulations adopted by the SEC. A penny stock generally is any equity security with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such security is provided by the exchange or system. In addition, a security will be exempt from the penny stock regulations if the issuer of such security has:

  net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000 if the issuer has been in continuous operation for less than three years; or
  average revenue of at least $6,000,000 for the last three years. The penny stock regulations require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the regulations, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market.

The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock regulations generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock regulations. If our common stock becomes subject to the penny stock regulations, you may find it more difficult to sell your securities.

USE OF PROCEEDS

We estimate that our net cash proceeds will be $__________ assuming the minimum amount is raised and $____________ assuming the maximum amount is raised, after deducting commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering largely for marketing and promotion of our websites to increase traffic and advertising revenues. We also intend to use the net proceeds to maintain and expand our existing websites and the possible development of new website. The remaining net proceeds will be used as working capital.

The anticipated uses of the net proceeds are subject to change due to the actual circumstances of operating our business. These estimates are based in part upon the experience of our management and in part upon quotes or estimates obtained from third parties or expenses actually incurred in connection with this offering.

We intend to apply the proceeds of the offering as follows:

	Minimum Amount (_____ units)	Maximum Amount (_____ units)

Gross Proceeds	$1,000,000	$4,000,000
Less Commissions	$75,000	$300,000
Less Other offering Costs	$35,000	$35,000
Net Cash Proceeds	$890,000	$3,665,000

Use of Net Proceeds:
Accrued Liabilities/Payables	$100,000	$100,000
Marketing (1)
Website Maintenance and Development (2)
Working Capital (3)
Total Use of Net Proceeds:

(1) Marketing expenses are expected to include advertising costs for billboard and banner advertising to generate traffic to our websites.

(2) Website maintenance and development expenses are expected to include the purchase of new domain names, the upgrading of our current websites, and the evaluation and development of new website ideas.

(3) Working capital funds will be utilized for payment of salaries, facility rental payments, utility expenses, and other general operating expenses.

Pending any use, we intend to invest the net proceeds in interest-bearing investment grade instruments.

PRICE RANGE OF COMMON STOCK

Since December 10, 1999, our common stock has been traded on the Pink Sheets, LLC's "pink sheets" under the symbol "RCST." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported by Pink Sheets, LLC:

1999	High	Low
First Quarter	--	--
Second Quarter	--	--
Third Quarter	--	--
Fourth Quarter	2.25	.75

2000
First Quarter	3.75	1.49
Second Quarter	2.75	.60
Third Quarter	1.18	.75

On October 10, 2000, the reported last sale price for our common stock was $.75 per share. As of September 15, 2000 there were approximately 59 holders of record of our common stock. This number does not include an indeterminate number of shareholders whose shares are held by brokers in "street name." The above quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

DIVIDEND POLICY

We have not paid any dividends or made distributions to our investors and are not likely to do so in the foreseeable future. We presently intend to retain earnings for use in our business. Additionally, we may fund a portion of our future expansion through debt financing, and a condition of such financing may prohibit the payment of dividends while the debt is outstanding. Therefore, investors should purchase our common stock with the understanding that our goal is to build value by increasing the size of the business and not by paying dividends.

PLAN OF DISTRIBUTION

We are offering up to _______ units consisting of one share of common stock and one Series A Redeemable Warrant at $______ per unit on a "best efforts" basis. We have registered the shares with the Securities and Exchange Commission pursuant to the Securities Act of 1933. These units will be offered for sale by Berthel Fisher and Company. ("BFC"), which has agreed to use its best efforts to sell the common stock and who will be paid a commission of 7.5% of the gross proceeds from the offering. In addition, BFC will receive for every $1,000,000 raised, or part thereof, a warrant to purchase 80,000 shares of common stock for $2.00 per share exercisable for a period of five years.

There can be no assurances that any of the units will be sold. We must sell at least $1,000,000, or ______ units, before we are able to utilize the net proceeds from your subscription. All proceeds from the sale of units in this offering will be held in escrow until either:

  the minimum offering is reached; or
  the date that is thirty days from the date of effectiveness of this offering is reached and the minimum offering is not sold.

If the minimum amount of units are not sold, all of the investor funds shall be promptly returned to you without interest in accordance with your subscription amount. Our officers, directors and principal shareholders will not have the opportunity to purchase units in this offering.

DETERMINATION OF OFFERING PRICE

We have arbitrarily set the offering price of $_______ per unit. This price bears no relationship to our asset value or net worth. The $______ per unit offering price assumes our valuation to be $______________ in the event the minimum amount is sold, and $_______________ in the event the maximum amount is sold. The primary factors considered by us in setting the offering price were the past prices at which our common stock has traded and valuations of other companies in our industry, particularly publicly traded consumer-retail Internet companies. Additional factors considered by us are:

  our current financial condition;
  our future prospects;
  the state of the markets for our services;
  the experience of management;
  the economics of the industries in which we operate;

There have been occasional transactions in the common stock as a result of limited trading on the Pink Sheets, LLC's "pink sheets." However, given the limited nature of trading in our common stock, we can give no assurance that past transactions accurately reflect the value of our common stock or reflect the prices at which our common stock will trade after the completion of this offering.

Each prospective investor should make an independent evaluation of the fairness of the purchase price.

CAPITALIZATION

The following table sets forth, as of June 30, 2000, our cash position and capitalization:

  on an actual basis; and
  on an as-adjusted basis to give effect to our sale of a minimum of ________ units and a maximum of ___ units in this offering at a price of $_______ per unit, after deducting underwriting fees and estimated offering expenses payable by us.
	As of June 30, 2000 (unaudited)	Minimum offering	Maximum offering
Cash	$ 33,662	$ 923,662	$ 3,698,662
Notes Payable	9,726	9,726	9,726
Common stock
Current Shareholders	2,027,047	2,027,047	2,027,047
Offering (net of offering expenses)	--	890,000	3,665,000
Retained Earnings	(1,655,608)	(1,655,608)	(1,655,608)
Total common stockholders' Equity	371,439	1,261,439	4,036,439
Total Capitalization	381,165	1,271,165	4,046,165

This information should be read together with our consolidated financial statements and the notes relating to those statements appearing elsewhere in this prospectus.

DILUTION

"Dilution" represents the difference between the offering price of the units and the net book value per share of common stock immediately after completion of the offering. "Net book value" is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of our issued and outstanding stock. Our net book value on June 30, 2000 was $371,439 or $0.04 per share.

Assuming all shares offered are sold, and in effect we receive the maximum estimated proceeds of this offering, our net book value will be approximately $___________ or $______ per share. Therefore, as an investor, you will suffer an immediate and substantial dilution of approximately $________ per share while the present stockholders of the company will receive an increase of $_____ per share in the net tangible book value of the shares that they hold. This will result in an _____% dilution for purchasers of units in this offering.

In the event that the minimum offering is achieved, and we in effect sell only ______ units, our net book value will be approximately $____________ or $______ per share. Therefore, as an investor, you will suffer an immediate and substantial dilution of approximately $_____ per share while the present stockholders of the company will receive an increase of $_____ per share in the net tangible book value of the shares they hold. This will result in a ____% dilution for purchasers of units in this offering.

The following table illustrates the dilution to the purchaser of units in this offering:

	Minimum offering (______ units)	Maximum offering (_______ units)
Public offering price per share
Book value per share before offering	0.04	0.04
Book value per share after offering
Net increase to original shareholders
Decrease in investment to new shareholders
Dilution to new shareholders

The following table summarizes on a pro forma basis the number of shares of common stock purchased from us by existing stockholders and investors in this offering assuming the maximum amount is sold, the total consideration paid to us and the average price per share paid by existing stockholders and investors in this offering. The calculation is based on the initial public offering price of $_______ per share before deducting estimated underwriting discounts, commissions and offering expenses.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	--------------------------		-----------------------
	NUMBER	PERCENTAGE	AMOUNT	PERCENTAGE
	------------	------------	-----------	-----------	-----------
Existing stockholders	9,210,136		$2,027,047		$0.22
New investors
	------------	------------	-----------	-----------
		100.0		100
	=========	==========	========	=========

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Certain statements in this prospectus, particularly under this section, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of our business to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus. The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made. Because we are a non-reporting company, the safe harbor afforded by the Reform Act is unavailable to us.

Plan of Operation

Our business plan contemplates that our uniquegifts.com website will become our primary source of revenues and profits as our business matures. We have completed development of the website and are continuing to locate participating vendors to expand our product offerings on the website. In addition, we continue to look for opportunities to promote the website, both online and through traditional advertising channels.

We expect our stockmarketcontest.com website to generate substantial traffic, which will then be used as a captive advertising source for our other websites. We plan to continue promoting the site to generate traffic and participation in the contests, and to develop additional contest formats.

Our executivemansions.com website, operated by our majority-owned subsidiary, ExecutiveMansions.com, Inc., is fully operational. We currently have about 550 homes listed on the website, and about 40 participating brokers, 20 of whom are paying $3,500 per year for advertising rights on the website. We currently employ three salespersons contacting real estate brokers nationwide to become advertisers on the website.

On May 5, 2000, ExecutiveMansions.com, Inc., completed the acquisition of Naples Realty Service, Inc. Under the acquisition agreement, ExecutiveMansions.com, Inc. paid $8,000 and 25,000 shares of ExecutiveMansions.com, Inc. common stock for each of 19 shares of common stock of Naples Realty Services, Inc., for a total purchase price of $152,000 and 475,000 shares of common stock.

We do not plan to make any major purchases of plant or equipment in the next twelve months. We plan to hire additional personnel to promote our websites and to handle certain administrative responsibilities in the event this offering is successful.

Based on our current level of operations and expenses, we need to raise at least the minimum amount of $1,000,000 in this offering to continue in business for the next twelve months. If we do not raise that amount, we will need to locate alternative sources of capital.

Results of Operations

Year Ending December 31, 1999

Through December 31, 1999, we had minimal operating results. We had earned sales commissions of $1,994 for the year ended December 31, 1999. We incurred operating expenses of $376,526 during the year ended December 31, 1999 and a net loss of ($374,132). Our net loss per share was ($0.05) per share in 1999 based on weighted average shares outstanding of 7,892,160 for the year. Our loss from operations in during the year ended December 31, 1999 was attributable to expenses associated with the refinement of our business plan, the development of our websites, and initial marketing expenditures.

Six Months Ending June 30, 2000

We had total revenues of $618 for the six months ended June 30, 2000. During the six months ended June 30, 2000, we incurred operating expenses of $1,163,966 and a net loss from operations of ($1,281,476). We had no revenue in the six months ended June 30, 1999 and incurred operating expenses and a net loss of $82,993 during that period.

Substantially all of our efforts to date have been devoted to further refining our business plan, developing our websites and negotiating alliances with third parties to assist in the creation, administration and promotion of our websites. We are currently expensing all development costs as they are incurred.

Revenues during the first six months of fiscal 2000 were less than expected due to the startup nature of our website operations, as well as the failure of our initial marketing efforts to generate revenue-generating traffic to our uniquegifts.com website. Our ability to implement alternative marketing strategies for our websites has been hampered by our lack of cash to hire personnel to develop and implement marketing plans and to pay for advertising.

We are parties to two significant marketing agreements. In October 1999, we entered into a contract with Lamar Companies for nationwide billboard advertising that requires us to pay $32,500 per month for six months for a total of 15 billboards for a total cost of $195,000. In addition, in October 1999, we entered into an advertising contract with CBS Marketwatch ("CBSMW") for online banner advertising that requires us to pay CBSMW $12,500 per month over the next 12 months for a total of 6,258,996 impressions over the term of the contract. Because of delays in raising capital, we are currently in default on both contracts. In addition, we have not entered into any additional marketing agreements because of a lack of capital.

Liquidity and Capital Resources

As of December 31, 1999, we had cash of $392,075 and net working capital of $383,970. Substantially all of our cash and working capital were derived from private offerings that we completed in December 1998 and 1999 in which we received gross proceeds of $910,586.

As of June 30, 2000, we had cash of $33,662 and net working capital deficit of ($235,440). The decrease in cash and net working capital from December 31, 1999 are attributable to losses from operations incurred during the first half of fiscal 2000. As of June 30, 2000, we had $281,606 in accounts payable and accrued liabilities, which was composed of $88,546 in accounts payable, $103,060 in accrued gift coupons, and $90,000 in accrued investment banker compensation. We expect that the only liability which will have to be satisfied from the proceeds of this offering are the accounts payable. The accrued investment banker compensation was satisfied by the issuance of 45,000 shares of our common stock in July 2000. The accrued gift coupon liability is not payable in cash, but must be honored as a reduction of the purchase price for any goods sold on our website to a person redeeming a coupon.

At this time, all of our websites are fully developed and operational. However, traffic and sales on our uniquegifts.com website must improve substantially for our website operations to become profitable. As traffic increases, we plan to sell banner advertisements on all of our websites at competitive rates, thus beginning a stream of advertising revenue. However, we expect that we will require significant additional capital within the next twelve months to fund the promotion of our websites. We plan to use the funds raised from this offering to improve and promote our websites.

We do not plan to use any proceeds from this offering for ExecutiveMansions.com, our majority owned subsidiary. ExecutiveMansions.com has raised funds from a private offering and has used such funds to complete its website and market the website to independent real estate agents.

Naples Realty, a recently acquired real estate services subsidiary of ExecutiveMansions.com, is currently operating at a break-even level, and therefore we do not need to raise any capital to sustain operations at that subsidiary. However, the agreement under which we acquired Naples Realty obligates us to inject at least $1,000,000 in capital into Naples Realty by April 28, 2001, or the shareholders of Naples Realty have the right to rescind the transaction. The Boards of Directors of both companies have voted to remove the $1,000,000 capital injection obligation and the shareholders' right to rescind the transaction in order to remove any contingencies to ExecutiveMansions.com's ownership of Naples Realty. The removal of the obligation and right to rescind has not been approved by shareholders yet. Regardless of the requirement that at least $1,000,000 in capital be injected into Naples Realty, we plan to open additional offices of Naples Realty, which will require working capital for office startup expenses, and personnel to administer and staff the offices. We currently plan to raise any capital necessary for Naples Realty through securities offerings by ExecutiveMansions.com, Inc.

Although we have no material commitments for capital expenditures, we anticipate a substantial increase in promotion, marketing and administrative expenditures in connection with anticipated growth in operations and infrastructure. Although we have no current plans to add personnel, we plan to add additional personnel to promote our websites if this offering is successful, and we will need to expend funds to add personnel in all areas as we do more business.

We currently anticipate that our available cash resources, without the proceeds from this offering, will not be sufficient to meet our anticipated cash needs for working capital and capital expenditures. We currently anticipate that the minimum net proceeds from this offering, together with our current cash, cash equivalents, short-term investments, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. In the event less than the maximum amount is sold, we will need to arrange alternative sources of financing in order to develop our business according to our business plan.

If we are unsuccessful in generating sufficient cash flow from operations, we may need to raise additional funds in future periods through public or private financings, or other arrangements to fund our operations and potential acquisitions. If any additional financing is needed, we might not be able to raise capital on reasonable terms or at all. Failure to raise capital when needed could seriously harm our business and operating results. If additional funds are raised through the issuance of equity securities, the percentage of ownership of our stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock. We currently do not have any plans for future equity offerings .

Going Concern Qualification

Our independent auditors have included an explanatory paragraph in their report on our December 31, 1999 financial statements discussing issues which raise substantial doubt about our ability to continue as a "going concern." We anticipate that for the year ending December 31, 2000 there will be a negative cash flow from operations. However, we believe that the funds available at December 31, 1999 combined with revenues to be generated during the year 2000 and the potential capital to be raised from this offering and possible other offerings will provide for the company to continue as a going concern through the year ending December 31, 2001.

OUR BUSINESS

Corporate History

We were formed on December 23, 1998 in the State of Georgia as Uptick Consulting, Inc. On August 9, 1999, we amended our articles of incorporation to change our name to Rcontest.com, Inc. (hereinafter "RCI").

On March 11, 1999, we amended our articles of incorporation to increase our authorized shares from one million to ten million, no par value. On September 24, 1999, we amended our articles of incorporation to increase our authorized shares from ten million to forty million, no par value.

Also on March 11, 1999, the board of directors approved a two for one forward stock split of our common stock. On September 2, 1999, the board of directors approved a four for one forward stock split of our common stock. All share totals in this document are after giving effect to the stock splits on March 11, 1999 and September 2, 1999.

We were initially capitalized by Michael D. Dion, who acquired 7,600,000 shares in consideration for $3,000 and the contribution of all intellectual property related to Mr. Dion's preincorporation work in the business plan that is now our business.

We plan to focus on developing and promoting our unique websites to create a strong presence on the Internet. Our business model contemplates that these websites will generate consumer traffic that will enable us to derive revenue from advertisements and e-commerce, as well as promote our other non-Internet divisions.

By an agreement dated January 10, 2000, we issued Greyfield Consultants, Inc. 300,000 shares of restricted common stock for the following consulting services: strategic planning, assisting in taking us public, finder merger candidates, advice on potential acquisitions, and assisting with fundraising and filings.

On August 29, 2000, we entered into a contract with The Investor Relations Group for financial public relations services. The contract provides that The Investor Relations Group will receive 100,000 shares of restricted stock upon execution, and 100,000 shares of restricted common stock before October 31, 2000 as compensation for its services. In addition, The Investor Relations Group will receive warrants to purchase 100,000 shares of common stock at a price of $2.00 per share exercisable within five years.

UniqueGifts.com

We anticipate that www.uniquegifts.com will be the main source of our revenues and profits. This website is currently open for business, and carries a wide variety of merchandise that is selected for its potential to be purchased as gifts for family members, friends and co-workers. Examples of gifts included on the site are: autographs from movie and sports stars, humidors, desk items, stained glass, art work, pens and pencil sets, go karts, mini bikes, wine accessories, jungle gyms, Waterford crystal, saloon tavern signs, pool tables and sticks, jewelry, globes and many more items. We currently carry over 400 different products from 25 different manufacturers on this website. Our major suppliers include Wine Enthusiast, American Procurement, Melana's Collectibles, and Deja Vu Collectibles. In addition, we are continuing the process of developing relationships with manufacturers and wholesalers in order to expand its line of gift merchandise. Our plan is to increase its range of offerings to over 1,000 products.

This website operates much like a traditional specialty retailer by aggregating merchandise from many manufacturers to provide customers with a broad selection of items from multiple sources. We anticipate that customers would purchase products on our website rather than order them directly from the manufacturer because in many cases the manufacturer is not commonly known to the general public or does not sell its products directly to consumers. We anticipate that customers would purchase products on our website rather than a traditional retailer because of the difficulty in locating certain of our items in normal retail outlets, the convenience of conducting business over the Internet versus traditional retail outlets, as well as the convenience of shipping the product to the recipient of the gift.

We have developed our business plan for this website to minimize the capital needed to operate and maintain the business. For example, we forward order information immediately to our suppliers who have the responsibility for directly shipping the merchandise to the customer, thereby enabling us to avoid the significant cost of warehouse and delivery facilities. We collect the sales price and shipping costs by charging the customer's credit card account, and then pay the supplier in the ordinary course of business. Suppliers selected by us must have the capability to drop ship orders within two days. All items will be shipped via UPS unless requested otherwise by the customer. We are also dedicated to providing superior customer service by the establishment of a customer service line where customers may call for shopping assistance or product returns.

Strategy

Revenues for the six months ended June 30, 2000 for uniquegifts.com totaled $618. To increase revenues, we are focusing on increasing traffic to our site by registration with major search engines and by seeking additional licensing and co-branding agreements with other gift oriented websites.

Our objective is to be one of the leading online retailers of unique gifts. Key elements of management's strategy include:

  Focus on the gift market. We intend to become the primary destination for consumers to purchase gifts and unique products online. The objective is to increase our market position and expand our customer base through superior implementation and strong relationships with leading manufacturers, distributors and suppliers.
  Constantly expand product lines and categories. We intend to enhance product offerings by expanding into additional gift related product categories that management believes present significant online market opportunities. We believe that offering a broader selection of products will enable us to increase sales per customer visit, encourage repeat purchases and expand the customer base.
  Build experience and brand. We intend to establish a brand identity that will provide leading manufacturers and distributors with a powerful new distribution channel consistent with their individual product identities. We intend to focus the brand campaign on selection, convenience, value, trust and service.
  Create relationships with leading gift and specialty product manufacturers. We intend to be the Internet retailer of choice for gifts and unique specialty products. We intend to create, maintain and strengthen relationships with manufacturers and suppliers as it increases the number of products offered.
  Pursue ways to increase sales. We intend to pursue new opportunities to develop sales by continually expanding into new product categories, increasing product selection, taking steps to add new customers and to promote repeat purchases.
  Provide quality service. We intend to provide quality customer service and rapid product delivery through our fulfillment facilities.

Merchandising

We believe that the breadth and depth of our online store's product selection, together with the flexibility of our online store and our range of helpful and useful shopping services, will enable us to pursue a unique merchandising strategy. Unlike store-based retail formats, our online store provides significant flexibility with regard to the organization and presentation of product selection. The following are examples of some of our specific merchandising strategies.

  Special of the Week. The website contains a "Special of the Week" section that showcases certain items for 7 days. The selected items are highlighted by a quality photo on the front page of the website. More detailed information and an order form/shopping cart are available by clicking on the photo. We select these items on an individual basis when there is an increased market opportunity. These products are expected to have higher sales due to the strategic placement of the photograph.
  Special Promotions. We offer certain products on promotion at a special price. We determine which products to offer and customers receive a varying discount upon ordering. We are able to quickly adjust promotions to promote sales of these selected items.

Marketing and Promotion

We plan to market and promote this website through a combination of hyperlinks from other websites and traditional advertising. We intend to continue developing a marketing and promotion strategy to build the Uniquegifts.com brand, increase customer traffic, promote the sales of new products, maximize repeat purchases and build strong customer loyalty. Our marketing and promotional activities are targeted to two types of consumers. First, we target consumers in need of a special and unique gift not found in traditional stores for a specific purpose, i.e. birthday, anniversary, Mother's Day, Father's Day, Christmas, etc. Second, we also target consumers who shop online for gifts because it's convenient, quick and secure. These marketing and promotional activities include both offline and online advertising.

Online Advertising. We plan to utilize one of our other websites, StockMarketContest.com, as a captive advertising source as well as a lead generation vehicle. For example, we have entered into a banner advertisement agreement with CBS MarketWatch which has generated substantial traffic to our StockMarketContest.com website, and therefore substantial exposure to this website. We currently do not advertise this website directly on unaffiliated websites other than CyberGold, because of our lack of capital; however, we plan to market this website on unaffiliated websites and other forms of media once this offering is complete.

Affiliate Programs. We have established an affiliate program and other initiatives aimed at increasing traffic and supporting the brand development. Under the affiliate program, we pay registered affiliates a commission on sales generated via their links to our website.

Online Direct Marketing. We publish a free, weekly, online newsletter delivered by e-mail to subscribers that highlights special promotions and new products. The newsletter contains a hyperlink to our website homepage to facilitate immediate shopping.

In addition, we have begun affiliations with other companies that assist us in marketing our website and our gift products. By liberally disseminating $20 gift certificates through these marketing companies and our website www.stockmarketcontest.com we hope to dramatically increase our website traffic and sales. All of our products carry a profit margin in excess of $20; therefore, we believe that the dissemination of $20 gift certificates has the potential to generate considerable publicity and traffic, which should be profitable as well.

Through an agreement with CyberGold.com, CyberGold.com markets our website by offering the customer an 8% discount off all purchases. We track the individuals who come to our website through our hyperlink on the CyberGold.com page and the customer receives his or her discount at the point of purchase. At the end of the month, we generate a monthly report and pay CyberGold.com an eight percent commission on all of the transactions that have taken place through their referral service. Therefore, each transaction costs us a total of 16% of the net sale. To date, we have not generated any material business from our agreement with CyberGold.com; however, we intend to continue our relationship with CyberGold.com since there are no minimum purchase requirements or other monetary obligations under the agreement.

Reminder Service. We have established a free reminder service that allows customers to register important dates at our website and receive timely reminders of certain occasions where gift buying is likely. This reminder is sent by email and contains a hyperlink directly to the website homepage so the customer can immediately begin their shopping.

Fulfillment Operations

Purchases. Once the customer views the item in detail, they simply click on the "order" button and the item is placed in their virtual shopping cart. Customers view the product name and price and fill in the quantity section, if they want more than one of that item. The price, including shipping, is immediately displayed and the customer is given the option of either continuing shopping or proceeding to check out. Any item may be removed prior to check out. To complete the buying process customers click on the "to pay" button and then fill in the required shipping and billing information.

Payment. Customers must use credit cards to pay for their purchases. We currently process all credit card transactions ourselves, through "gateway" provider Card Service International ("CSI"). Using software purchased from CSI, our website is able to communicate directly with CSI to receive instant credit card authorizations. For such services, we pay CSI a monthly Processing and Customer Service Fee, which we are billed monthly. In addition, we pay CSI transaction fees of $.40 and a discount of 2.25% per credit card sale. When the sale is approved, the sale total minus the transaction fee and discount are electronically deposited into our primary bank account.

Shipping. We ship via UPS unless the customer requests otherwise. The customer may receive overnight delivery at customary fees. We can only offer shipping to physical address locations, not Post Office boxes.

Distribution and Fulfillment. Product inventory is owned and held by outside vendors and drop-shipped directly from these vendors to customers. The breadth of the inventory maintained by these vendors provides us with the ability to maintain high order fill rates. We immediately transmit orders electronically to our outside vendors that directly drop-ship the product to the customer. We continue to expand the number of direct relationships with manufacturers, suppliers, brokers, distributors and wholesalers in all the product categories.

We pay each of our vendors on a monthly basis for orders that have been placed and shipped in the prior month. We are not under contract to place a minimum dollar amount of orders per month. Because we charge the customer's credit card at the time of the purchase, we are able to collect the funds for the goods sold prior to paying the vendors for those goods.

Competition

The online commerce market is intensely competitive. Barriers to entry are minimal and current and new competitors can launch new websites at a relatively low cost. The gift industry is also very competitive.

Our gift website can be distinguished from other similar websites on a variety of levels.

    Design of site: While some online retailers use what is called a "portal" look and feel for navigation purposes, we have implemented the same functionality into a more welcoming website by implementing pictures of real people on the home page. In addition to this feature, we highlight specific features, such as the Gift Reminder Service, Gift Certificate Program, and the Gift Registration.
    Shopping Cart System: Our website uses a shopping cart module that was developed by an independent contractor hired by us, and which we believe is unique to any other major e-commerce site. Our shopping cart system allows the shopper to view what is in his or her shopping cart without launching a new browser or going to an additional page. The shopping cart is located in the upper left-hand corner of the screen and the items in the cart can be viewed using a drop-down menu. Once an individual has finished shopping, he or she can simple press the Checkout button and begin the checkout process.
    Product Selection: We do not limit ourselves to working with only one or two manufacturers. We have new products added to the site on a weekly basis, and we view this as an ongoing trend.
    Marketing Method: We use $20 Gift Certificates to entice shoppers to buy products online from us through our other websites -- StockMarketContest.com and ExecutiveMansions.com. Since all of our products currently have a gross margin in excess of $20 profit, we can promote the website in a manner which still generates profitable transactions.

We compete with a variety of competitors, including the following:

    Traditional retailers, such as Neiman Marcus, Nordstrom's and Macy's, carry lines of merchandise comparable to what our online store offers. In addition, a number of retailers have successfully created chains of traditional retail stores that are devoted exclusively to gift type merchandise, such as Sharper Image and Brookstone;
    Manufacturers of gift and unique products that decide to sell directly to end-customers, either through physical retail outlets or through an online store;
    Other online retailers of gift and unique products, including online service providers that feature shopping services; and
    Catalog, direct mail and multi level marketing retailers of gift type products.

We believe that the following are the principal competitive factors in our proposed market: brand recognition; selection; convenience; order delivery performance; customer service; site features and content; and price.

Certain of our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than can we. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet.

Our online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Websites and may direct customers to other online gift or gift-related product sellers, may increase competition.

Service Marks

We do not believe that we can receive federal trademark registration for uniquegifts.com and therefore we have not filed for trademark protection for that mark. We plan to take steps to ensure that applicable copyright laws protect our web pages and software, but to date have not filed for copyright protection for any of our web pages or software.

StockMarketContest.com

This site is designed to organize, promote and hold stock market contests. We plan to develop multiple contests to appeal to different segments of the investing public, including contests that focus on trading over different lengths of time or on different exchanges or markets. The site is currently getting 1,500,000 hits per month and we have approximately 3,500 contestants. There are currently no paying advertisers on this site. However, this website does contain banner advertisements from vendors who have contributed contest prizes in return for their banner advertisement. We plan to market the website to third-party advertisers in the near future.

Our current contest format awards prizes based on the value of a player's portfolio at the end of each game, which runs for a 90-day period. Each contestant receives a $20 gift certificate to www.uniquegifts.com just for entering the contest. Prizes awarded are solicited from advertisers on the site and range from $20 gift certificates for various online retailers to a lobster dinner for four delivered to the winner's home. From July 2000 to October 2000, contest players that achieve a return over 350% during a ninety-day contest receive a qualifying entry into a separate contest to win a new car during 2001. The new car will be provided by the Company rather than an advertiser on the site. Our policy is to provide free or discounted advertising on our site to advertisers who contribute prizes for a contest.

Strategy

Our study of other stock market sites indicates that consumers will not pay fees to join a contest site. Accordingly, we do not plan to charge a fee to join our contests. Instead, the site will be designed and operated to generate traffic, both for advertisers on the site and for our other websites. We have not designed this site to generate substantial profits. Instead, the principle purpose of this site will be to generate publicity and traffic for our other websites, principally ww w.uniquegifts.com.

Marketing and Promotion

We plan to use a variety of means to publicize this website, including publishing contest winners in financial publications, offering prizes and prize money donated by advertisers and sponsors, and creating a variety of innovative and unique contests to reach different segments of investors.

We have entered into a contract with The Lamar Companies for national billboard advertisements in nine major metropolitan markets. The billboard advertisements will run for six months, from January 5, 2000 until July 4, 2000 at a rate of $2,000 per month per city, excluding Atlanta, which is at a rate of $4,000 per month. The billboards measure 14 feet by 48 feet and will be placed at selected sites that have surrounding demographics consistent with active stock market investors. We have also contracted with The Lamar Companies for five rural highway billboards to run from January 5, 2000 to July 4, 2000 at a rate of $2,500 per month. Locations of the rural highway advertisements have not yet been determined.

In addition, we have entered into a contract with CBS MarketWatch ("CBSMW") for two forms of online advertising. The contract is for both banner advertisements and sidebar advertisements on the CBSMW Network that includes the CBS MarketWatch and the BigCharts.com sites. The contract began on October 15, 1999 and runs for one year at a rate of $12,500 per month or $150,000 total. CBSMW guarantees 225,000 Sidebar Rotation Impressions per month and 233,333 run of site impressions per month. A typical web page has three areas for banner advertisements - top, bottom, and entire side - a run of site banner advertisement would utilize all three advertising areas at once, allowing maximum exposure. The contract contains a value added clause for 62,500 run of site bonus impressions per month, for a total of 6,258,996 impressions throughout the year.

Competition

The online commerce market is new, rapidly evolving and intensely competitive. Barriers to entry are minimal, and current and new competitors can launch new websites at a relatively low cost. We currently compete with over 10 Internet stock market trading contest sites including Yahoo!Investment Challenge, Etrade: The Game, and AOL: Marketplayer Stock Competitions. These competing contest sites are operated in substantially the same way by crediting a player's account with up to $100,000 in fictitious money with which the participants may buy, sell and trade stocks and/or options, based on real stocks and options trading on the New York Stock Exchange, American Stock Exchange, Nasdaq, CBOE, and other major exchanges. Cash and/or other prizes are awarded at the conclusion of the particular game to the player with the highest dollar amount in their player account/portfolio.

Government Regulation

State regulations on gambling may govern stock market contests conducted online that charge a fee to participate. We do not charge any fees for participation in the stock market contests conducted on our website and no contest participant is at risk of losing any money. Therefore, we believe that we are not subject to or in violation of any federal or state gambling regulations.

Service Marks

We do not believe that we can receive federal trademark registration for StockMarketContest.com and therefore we have not filed for trademark protection for that mark. We plan to take steps to ensure that applicable copyright laws protect our web pages and software, but to date have not filed for copyright protection for any of our web pages or software.

ExecutiveMansions.com, Inc.

On December 9, 1999, we acquired 3,600,000 shares of common stock in ExecutiveMansions.com, Inc., a Florida corporation, for a 60% interest. An unrelated company, Best of Naples, Inc., acquired 2,400,000 shares of common stock in Ex ecutiveMansions.com for a 40% interest. Two principles of Best of Naples, Inc., Ginny Lee and David Supan, are principally responsible for the day-to-day operations of ExecutiveMansions.com.

In connection with our acquisition of a controlling interest in ExecutiveMansions.com, we loaned ExecutiveMansions.com $150,000 to finance its initial working capital needs, and licensed ExecutiveMansions.com our rights to the ExecutiveMansions.com website and associated website rights, including the right to the domain name, the common law trademark right to the website, the copyright of certain web pages utilized on the website, and other contractual rights associated with the website.

In 2000, ExecutiveMansions.com issued 656,000 shares of its common stock to third parties in a private offering that raised gross proceeds of $656,000. All of the proceeds of the offering are dedicated to use in developing ExecutiveMansions.com's business, and may not be used as working capital by us. On May 5, 2000, ExecutiveMansions.com acquired Naples Realty for $152,000 in cash and 475,000 shares of its common stock. As a result of the issuance of shares in the private offering by ExecutiveMansions.com and its acquisition of Naples Realty, Inc., we own 50.5% of the common stock of ExecutiveMansions.com. ExecutiveMansions.com plans to raise additional capital from the issuance of its securities, and therefore it is likely that our ownership of ExecutiveMansions.com will fall below majority ownership in the near future.

We intend to make www.executivemansions.com into a leading source of luxury homes on the Internet. This website provides consumers the opportunity to view, buy and sell luxury homes priced over $500,000 through the Internet.

As of September 30, 2000, the website lists approximately 550 homes located within and outside the United States. Each home listing has its own page and contains quality color photographs of both the interior and exterior of the home. Specific information regarding the number of bedrooms, bathrooms, square footage and amenities are also included in the listing. Contact information for the realtor is listed at the bottom of the page and includes the realtor's business card when available, website address, email and telephone number. This allows interested visitors immediate access to the realtor. The listed properties are in a searchable database that is updated daily with new listings. Site visitors are able to search by location, price range, and/or specific required amenities such as waterfront property or a gated community. The search results come back immediately, listing all the properties in the database that meet the visitor's specifications, and more specific information is available by clicking on the photo or listing number of a certain home.

The site contains a Featured Estate section that highlights one of the homes listed on the website. The Featured Estate is pictured on the front page of the Internet site and visitors may click on the photo for the standard listing information that includes the location, price, specifics of the estate, such as number of bedrooms/baths and square footage and any amenities, such as a pool or fireplace. Specific contact information for the real estate agent is also included.

We are in the process of producing a free monthly newsletter that offers subscribers home selling tips and featured columns written by successful agents and representatives in the real estate industry. The newsletter will be available by email or regular postal mail.

In addition, we plan to publish a semi-annual magazine titled Executive Mansions for nationwide distribution during 2001. The magazine will contain listings of homes from the ExecutiveMansions.com website and educational articles directed towards luxury homebuyers and sellers. Realtors who list on the ExecutiveMansions.com website receive a one-page ad in the magazine. It is expected that all production, layout, printing, distribution, and sales will be outsourced.

Realtors are encouraged to add property listings to the site, which can be accomplished by email or regular postal mail. We require two photos of the home, property specifics, and owner and realtor information. Once submitted, the new listing is posted and available for viewing on the Internet site in 1-2 days.

We offer realtors the unique opportunity to have the exclusive right to list property in a specific geographic area, by city or county, for a fee of $3,500 per year. Under this arrangement, the realtor is able to post a maximum of 25 property listings from their exclusive area at one time. In addition, the realtor receives a one page advertisement in our upcoming print magazine Executive Mansions and 90 days of banner advertising on the website. In development is software that will allow realtors to update and post listings themselves, allowing for quicker and more efficient listings on the website. We currently have 40 realtors, listing property on the website. To encourage and generate interest in the site, 20 of the 40 realtors received a waiver of the first year of listing fees. However, all future realtors will be charged the exclusive listing fee of $3,500 per year.

Strategy

Our strategy incorporates the following key elements:

    Focus on the luxury home market. We intend to create a leading online market position in the market for homes priced over $500,000 to become the primary destination for consumers to buy or sell luxury homes online. The objective is to increase our market position and expand its customer base through superior implementation and strong relationships with real estate agents, brokers, and professionals who cater to that market segment.
    Increase realtor listings. We currently market our website to realtors as a leading online destination for consumers to buy and sell luxury homes online.
    Commence advertising sales. With the increased traffic generated from the above focus and expansion of the website listings, we intend to generate additional revenue from the sale of banner advertisements on the website.
    Generate traffic to www.uniquegifts.com. We intend to continue utilizing this website to generate and increase traffic to one of our other websites, uniquegifts.com.

Marketing and Promotion

We market the site in two ways. First, the site is marketed as a tourist attraction for the general public to browse luxury listings without leaving their home. Second, the site is a source for the buyer or seller of a luxury home to show their home or view other homes on the market. We market the website to potential home purchasers and real estate agents by hyperlinks from other websites, as well as traditional billboard advertising.

Competition

The online commerce market is new, rapidly evolving and intensely competitive. Barriers to entry are minimal, and current and new competitors can launch new Websites at a relatively low cost.

We compete with a variety of competitors, including the following:

Traditional real estate companies, such as ReMax and Century 21, that have listings of luxury homes comparable to what our site offers. In addition, a number of traditional real estate companies have successfully created divisions that are devoted exclusively to the sale and purchase of luxury homes and other online real estate sites that feature luxury home listings.

While there are a number websites devoted to homes for sale, very few focus exclusively on luxury homes priced over $500,000. Consistent with the high-end nature of the homes listed on the website, we have designed the site to be, in our opinion, of higher quality than competing sites, including higher quality pictures of the listed homes.

Service Marks

We have a pending registration application for the service mark "ExecutiveMansions.com" with the U.S. Trademark Office. We plan to take steps to ensure that applicable copyright laws protect our web pages and software, but to date we have not filed for copyright protection for any of our web pages or software.

Government Regulation

We believe that we are not subject to any state or federal regulation directed to real estate firms or transactions, as we do not earn a commission on the sale of any listed home.

Auction Game, Inc.

On December 31, 1999, we formed a subsidiary, Auction Game, Inc., with two unrelated parties who each were issued 13% of the common stock, resulting in us owning 74% of its common stock. Mr. Dion is the Chief Executive Officer of Auction Game, Inc. Auction Game, Inc., a Georgia corporation, currently has no operations; however, Auction Game, Inc. is developing a board game to be known as "Auction Game." The game will allow players to bid on assets and depending upon events that happen during the game, the assets either go up or down in value.

Layton Chauvin and Lisa Angelese were the two unrelated parties who originally owned an interest in Auction Game, Inc. Mr. Chauvin and Ms. Angelese are the owners of the unaffiliated website development firm Vista7west.com, which has performed website development services for our other websites. They both received their ownership interest in consideration for services to be rendered in designing the game board and developing the website to promote the "Auction Game" board game. In August 2000, Ms. Angelese conveyed her interest in Auction Game, Inc. back to Auction Game, Inc. and is no longer involved in the development of the board game or website. As a result of Ms. Angelese's conveyance of her interest in Auction Game, Inc., our interest in Auction Game, Inc. has increased to 85% of Auction Game, Inc. outstanding common stock.

There are no operations at this time. The board game prototype is expected to be completed by October 2000. The website is expected to be functional by November 2000. We also plan to develop a CD Rom version of the game for use on personal computers. We plan to fund the initial working capital expenses of producing and marketing the game through separate securities offerings by Auction Game, Inc., and not from funds from this offering.

We believe that the operations of this subsidiary will not be subject to any state or federal gambling regulations.

Internet Industry Overview

According to Jupiter Communications, the number of worldwide Internet users is projected to grow from an estimated 159.3 million in 1998 to an estimated 410.4 million by 2002. Additionally, 37.6 million United States households were on-line in 1998 and an estimated 62.6 million households are expected to be on-line in 2002.

With the emergence of the Internet as a globally accessible, fully interactive medium, many companies are increasingly conducting business electronically. Many consumers are showing strong preferences for transacting certain types of business over the Internet, rather than in person or over the telephone. Consumers who are online represent a large and growing portion of US consumer spending. According to Jupiter Communications, online users in the United States will account for 75% of all expected United States retail spending (both online and off-line) in 2005, up from 43 percent in 1999.

Sales by businesses to consumers over the Internet are estimated to increase from over $50 billion worldwide at the end of 1998 to approximately $199 billion by the year 2005, according to new forecasts from Jupiter Communications, Inc. Additionally, sales by businesses to businesses over the Internet are estimated to increase from $43 billion worldwide in 1998 to $1 trillion by 2003. Furthermore, 70% of adult Internet users will make purchases online by the year 2002, as compared to an estimated 22% that did so in 1997. Factors driving growth in sales to both consumers and businesses over the Internet are:

  increasing familiarity with the Internet
  broadening consumer acceptance of online shopping
  increasing online distribution relationships by business
  improving online network security
  improving hardware, software, and services accessible online expanding ability of computer processing speeds

Naples Realty Service, Inc.

On May 5, 2000, we completed the acquisition of Naples Realty for $152,000 in cash and 475,000 shares of common stock of ExecutiveMansions.com. Part of the consideration for the acquisition of Naples Realty was the issuance of 25,000 shares of commons stock of ExecutiveMansions.com to each of 19 shareholders of Naples Realty. In the event an equity offering is completed by an equity offering by ExecutiveMansions.com at a price less than $3 per share, ExecutiveMansions.com will be obligated to issue each former shareholder of Naples Realty additional shares of ExecutiveMansions.com as may be necessary to render the total value of the stock held by each shareholder to be $75,000.

Under the agreement under which ExecutiveMansions.com purchased Naples Realty, Naples Realty has, until April 28, 2001, a board of five persons, only two of which are appointed by ExecutiveMansions.com. The other three members consist of John Steinwand and two persons appointed by Mr. Steinwand. April 28, 2001, ExecutiveMansions.com may appoint all or a majority of the board of Naples Realty. However, for one year after April 28, 2001 and a board has been appointed by ExecutiveMansions.com, Naples Realty may not take a number of corporate actions without 4/5 approval of its board, including:

  selling substantial assets,
  granting options,
  declaring dividends,
  employment of any person for an amount in excess of $5,000 in any year, making loans,
  borrowing moneys,
  pledging assets,
  acquiring assets outside the ordinary course of business in excess of $5,000, entering into any contract calling for total payments in excess of $10,000 per year, employing any person who has a preexisting familial or other relationship with a member of the board of directors, and amending or modifying its articles of incorporation or bylaws.

Naples Realty has approximately 80 independent sales agents operating out of three offices in the Naples, Florida area. Naples Realty generates revenue by charging fees to agents for license maintenance, leasing of office space and commissions from agents who have opted to pay a percentage of their commission in lieu of the license maintenance fee. Naples Realty emphasis has been, and will continue to be, the provision of real estate and closing services on a fixed fee basis to established, high volume brokers who typically move to Naples Realty from other firms once they become established as a real estate broker.

We plan to open additional offices of Naples Realty in certain areas of South Florida utilizing the same business model that is currently used for its existing operations.

Employees

As of November 30, 2000, we have 1 full-time employee, our majority-owned subsidiary, ExecutiveMansions.com has 9 employees, and our majority-controlled subsidiary, Naples Realty, has 10 full-time employees. None of our employees are parties to employment agreements, non-compete agreements or confidentiality agreements at this time.

Facilities

We own no property as of November 30, 2000. We lease approximately 2000 square feet of office space at 3190 Northeast Expressway, Atlanta, Georgia 30341. Monthly lease payments are $1,500.

Our majority controlled subsidiary, Naples Realty, leases three offices in the Naples, Florida area. ExecutiveMansions.com subleases space its uses for its operations from Naples Realty for $400 per month.

Government Regulation

E-commerce is new and rapidly changing, and federal and state regulation relating to the Internet and e-commerce is evolving. Currently, there are few laws or regulations directly applicable to the access of the Internet or e-commerce on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services.

Additionally, the rapid growth of e-commerce may trigger the development of tougher consumer protection laws. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease the usage of our websites or could otherwise have a material adverse effect on our business. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

Further, several telecommunications carriers have requested the Federal Communications Commission ("FCC") to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and online service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could adversely affect our business.

Legal Proceedings

We are not a party to any pending litigation or government investigation, nor is there any threatened litigation, or investigation, of which we are aware.

MANAGEMENT

The following table sets forth certain information concerning directors, executive officers and key employees of the company.

Name	Age	Position
Michael Dion	36	Chairman, President, Chief Executive Officer, Secretary, and director

Set forth below is a summary description of the business experience of each of our director and officer.

Michael Dion is the founder of Rcontest.com, Inc. and has been employed by the company since its inception. Prior to incorporation, Mr. Dion worked at JW Charles, a large NYSE brokerage firm as a stockbroker and investment banker for two years. From December of 1994 to December 1996, Mr. Dion worked at Argent Securities, an OTC brokerage firm, as a manager and stockbroker. Since 1986, Mr. Dion has been a licensed stockbroker and worked at various brokerage firms as an investment banker and manager. Mr. Dion earned his Bachelor of Arts degree in Marketing from New England College in 1984.

Mr. Dion is our sole director and serves until the next annual meeting and until his successor is elected. He has been the sole director since our inception. We do not have committees, including an audit committee, compensation committee or an executive committee. Mr. Dion has not signed an employment agreement, non-compete agreement, or confidentiality agreement.

INDEMNIFICATION AND LIMITATION OF LIABILITY

Our articles of incorporation limit the personal liability of directors to us and our stockholders for any breach of a duty of care to the company, except for:

  any appropriation of a business opportunity of the company;
  any acts or omissions which involve intentional misconduct or a knowing violation of the law;
  the types of liability set forth in O.C.G.A. Section 14-2-831;
  any transaction in which the director received a personal benefit.

Our bylaws provide that our officers, directors, employees and agents are entitled to indemnification from us to the extent provided by Georgia law for any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person was or is a director, officer, employee or agent or served in another enterprise at our request, provided that the person indemnified acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company or its shareholders, and, with respect to a criminal action or proceeding, had no reason to believe his/her conduct was unlawful.

Our bylaws provide for indemnification of officers, directors and others to the fullest extent permitted by the laws of the state of Georgia. The company has been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Given this information, we may submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final judicial decision of that issue.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to our executive officers in fiscal 1999, and the compensation to be paid to our executive officers in fiscal 2000:

Name and Position	Year	Salary
Mike Dion Chairman, President, Secretary and Director (1)	2000 1999 1998	$48,000 $29,000 $0

(1) Mr. Dion worked for several months without compensation during 1998 before we were in incorporated on December 23, 1998. We do not provide any compensation to Mr. Dion for his services as a director.

We currently do not have a formal employee stock option plan. However, our board of directors may institute a formal stock option plan upon the successful conclusion of the offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information as of September 30, 2000, with respect to the beneficial ownership of our common stock by:

  each person who is known to be the beneficial owner of more than five percent of any outstanding share;
  each director and executive officer of our company; and
  all executive officers and directors as a group.

Currently, there are 9,210,136 shares issued and outstanding common stock. Please note, however, that unless otherwise specified, the named beneficial owner has, to our knowledge, sole voting and investment power.

Name	No. Shares beneficially Owned	Percent of Ownership Pre-Offering (1)	Percent of Ownership Post-Offering (2)
Mike D. Dion, President,CEO and director 3190 Northeast Expressway, Suite 230 Atlanta, Georgia 30341	7,530,300	81.7%	67.1%
Officers and directors as a Group (2 persons)	7,530,300	81.7%	67.1%

(1) Based on a total of 9,210,136 total shares outstanding as of November 9, 2000.

(2) Assuming all 2,000,000 shares are sold.

CERTAIN TRANSACTIONS

None of our officers, directors, key personnel or principal stockholders is related by blood or marriage.

On November 9, 1999, we loaned ExecutiveMansions.com $150,000 pursuant to a promissory note. The note calls for 7% interest per annum, simple interest until maturity with one payment due on the tenth anniversary of the note. The note also provides that the balance due on the note must be paid in full prior to ExecutiveMansions.com making any distributions to ExecutiveMansions.com stockholders. The terms of the note were determined by arms-length negotiations between the Company and Ms. Lee and Mr. Suppan concerning the terms under which ExecutiveMansions.com would be capitalized initially and Ms. Lee and Mr. Suppan would provide their services to ExecutiveMansions.com.

In 1999, one of the officers of ExecutiveMansions.com loaned ExecutiveMansions.com $45,000 on an interest-free basis. The loan was repaid from the some of the proceeds of the loan (disclosed above) made by us to ExecutiveMansions.com in the amount of $150,000 on November 9, 1999. The Company does not believe that ExecutiveMansions.com would have been able to obtain a loan on comparable terms from an unrelated party.

During 1999, Mr. Dion made several small loans totaling $54,000 to us. All loans are evidenced by promissory notes bearing no interest. We repaid Mr. Dion from the proceeds of the Rule 504 offering completed in November 1999. The Company does not believe that it would have been able to obtain a loan on comparable terms from an unrelated party.

In February 2000, ExecutiveMansions.com and Executivelenders.com, Inc. entered into an advertising agreement, under which ExecutiveMansions.com granted Executivelenders the exclusive right to place banner ads promoting mortgage origination services in 27 states for one year. In consideration, Executivelenders issued ExecutiveMansions.com 300,000 shares of its common stock. Executivelenders was 50% owned by the Company and 50% owned by an unrelated mortgage company, and was established to determine if a viable market existed for the origination of high dollar volume mortgages over the Internet. The Company and the other owner of Executivelenders determined that further investment into Executivelenders was not warranted, and agreed to terminate operations at Executivelenders. In May, 2000, all shares held by the minority shareholder of Executivelenders were repurchased for $7,467 by Executivelenders. Executivelenders had no significant operations since its formation.

On May 5, 2000, ExecutiveMansions.com acquired all of the issued and outstanding common stock of Naples Realty. At the time of the acquisition, Ms. Ginny Lee, an officer and director of ExecutiveMansions.com, was also a director and 5% stockholder of Naples Realty. Ms. Lee introduced Naples Realty to ExecutiveMansions.com as a potential acquisition, but the actual terms of the agreement were the result of arm's length negotiations between Mr. Dion and the board of Naples Realty. As an approximate 5% shareholder and an interested director of Naples Realty, Ms. Lee abstained from voting on the acquisition on behalf of both Naples Realty and ExecutiveMansions.com. The Company believes that the terms of this transaction are representative of the terms that would have been received if Ms. Lee had not been a shareholder and director of Naples Realty.

The Company currently has no policy concerning the entry into transactions with affiliated parties.

DESCRIPTION OF SECURITIES

General

Pursuant to our Articles of Incorporation, we are authorized to issue 40,000,000 shares of common stock, no par value per share. At November 9, 2000, we had had issued and outstanding 9,210,136 shares of Common Stock.

Units

Each unit offered in this offering consists of one share of common stock and one Series A Redeemable Warrant exercisable for one share of common stock. Only certificates representing the common stock and the warrants will be issued and no certificates representing the units will be issued. The common stock and the warrants will be detached and separately transferable immediately and there will be no trading market in the units. All units issued subsequent to the commencement of trading will be in detached and separately transferable form.

Common Stock

The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore and, upon liquidation, are entitled to share pro rata in any distribution to common shareholders. Holders of the common stock have one non-cumulative vote for each share held. There are no pre-emptive, conversion or redemption privileges, nor sinking fund provisions, with respect to the common stock. All of our outstanding shares of common stock are validly issued, fully paid and non-assessable.

Series A Redeemable Warrants

The warrants will be issued in registered form pursuant to a Warrant Agreement, dated the date of this prospectus (the "Warrant Agreement") between us and Corporate Stock Transfer, Inc. (the Warrant Agent). The following discussion of certain terms and provisions of the warrants is qualified in its entirely by reference to the detailed provisions of the warrant and the Warrant Agreement, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. The warrant and the Warrant Agreement are available for procurement and/or inspection by the public.

One warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $1.00 per share. The purchase price and the number of shares of common stock and/or other securities deliverable upon the exercise of the warrant are subject to adjustment in the event of certain stock dividends, stock splits, reclassifications, reorganizations, consolidations or mergers.

Unless previously redeemed in accordance with the terms set forth below, the warrants may be exercised at any time commencing one year from the date of this prospectus and prior to the close of business on December 31, 2003. After the expiration date, the warrants become wholly void and of no value. The warrants may be exercised at the office of the Warrant Agent.

The Company has the right at any time after March 31, 2001 to redeem the warrants, in whole, for cancellation at a price of $0.01 each, by written notice mailed 30 days prior to the redemption date to each warrant holder at his address as it appears on the books of the Warrant Agent. Such notice shall only be given within 10 days following any period of 10 consecutive days during which the closing price of the common stock has equaled or exceeded $1.50 per share, subject to adjustments for stock dividends, stock splits and the like. If the warrants are called for redemption, they must be exercised prior to the close of business on the date of any such redemption or the right to purchase the applicable shares of common stock is forfeited.

No holder, as such, of warrants shall be entitled to vote or receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until such warrants have been duly exercised and the purchase price has been paid in full.

If required, we will file a post effective amendment to the registration statement with the SEC with respect to the securities underlying the warrants prior to the exercise of the warrants and deliver a prospectus with respect to such securities to all warrant holders as required by Section 10(a)(3) of the Act.

Transfer and Warrant Agent

Corporate Stock Transfer, Inc., Denver, Colorado will act as the Transfer and Warrant Agent for our common stock and warrants.

LEGAL MATTERS

The validity of our shares of common stock offered will be passed upon by Mottern, Fisher and Goldman, P.C., Atlanta, Georgia. Robert J. Mottern, P.C., which is an affiliate of Mottern, Fisher and Goldman, P.C., owns 25,000 shares of our common stock.

EXPERTS

Our audited financial statements, dated December 31, 1999, are included in this Registration Statement. These financial statements were audited by Grant Thornton, LLP. Upon the authority of these said individuals, Grant Thornton, LLP, are considered experts in accounting and auditing.

ADDITIONAL INFORMATION

Inquiries to Our Company

Prior to investing in the shares, you will have the opportunity to ask questions of and receive answers from our officers and directors concerning:

- the terms and conditions of this offering,

- our business or any other relevant matters and

- the accessibility of obtaining any additional information we may possess.

Inquiries to the SEC

We have filed with the SEC a registration statement on Form SB-2 with respect to the shares of common stock offered. This prospectus does not contain all of the information set forth in the registration statement. You can find additional information about us and our common stock in the registration statement. For example, in this prospectus we've summarized or referred to some contracts, agreements and other documents that have been filed as exhibits to the registration statement. The registration statement, including its exhibits and schedules, may be inspected without charge at the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from that office, upon payment of the applicable fees. Information about the Commission's public reference room can be obtained by calling 1-(800) SEC-0330. The registration statement, including its exhibits and schedules, are also available on the SEC's website at www.sec.gov.

We are subject to the information requirements of the Securities and Exchange Act of 1934, and accordingly will file reports, proxy statements, and other information with the SEC. These materials can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices at 500 West Madison Street, Suite #1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite #1300, New York, New York 10048. And copies of these materials can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Some information about us is also available on the SEC's website at www.sec.gov.

CONSOLIDATED FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS

RCONTEST.COM, INC. AND SUBSIDIARY

(A Development Stage company)

December 31, 1999

TABLE OF CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF OPERATIONS
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS'EQUITY
CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants

Board of directors

Rcontest.com, Inc.

We have audited the accompanying consolidated balance sheet of Rcontest.com, Inc. and Subsidiary as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the period December 23, 1998 (date of inception) to December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rcontest.com, Inc. and Subsidiary as of December 31, 1999, and the consolidated results of their operations and their consolidated cash flows for the period December 23, 1998 (date of inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company generated a small amount of revenue during the period, but is still considered in its development stage. As discussed in Note B, it is necessary for the company to meet its financing requirements on a continuing basis and to succeed in its future operations. These matters raise substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP

Atlanta, Georgia

January 12, 2000

Rcontest.com, Inc. and Subsidiary

(A Development Stage company)

CONSOLIDATED BALANCE SHEET

December 31, 1999

ASSETS
CURRENT ASSETS
Cash (Note A-3)	$ 392,075
Prepaid Expenses	2,720
Total Current Assets	394,795

EQUIPMENT and SOFTWARE (Note A-6 and 7)
Equipment	29,875
Software	17,000
46,875
Less Accumulated Depreciation and Amortization	4,937
41,938

OTHER ASSETS (Note A-8)	17,000

Total Assets	$ 453,733

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturity of installment note (Note D)	$ 3,073
Accounts payable and accrued liabilities	7,752

Total Current Liabilities	10,825

NOTE PAYABLE, net of current maturity (Note D)	10,567

SHAREHOLDERS' EQUITY
Common stock, $.01 par value; 40,000,000 shares authorized; 8,665,136 shares, issued and outstanding (Note C)	806,473
Accumulated deficit	(374,132)
Total Stockholders' Equity	432,341

Total Liabilities and Shareholders' Equity	$ 453,733

The accompanying notes are an integral part of this statement.

Rcontest.com, Inc. and Subsidiary

(A Development Stage company)

CONSOLIDATED STATEMENT OF OPERATIONS

For the period December 23, 1998 (date of inception)

to December 31, 1999

Sales commissions	$ 1,994

Operating Expenses
Payroll and related expenses	136,149
Website services	31,682
Advertising and promotional	93,025
Printing	34,722
Computer support and consulting	13,211
Facility rent	32,153
Other general and administrative expenses	30,646
Depreciation and amortization	4,938
376,526

Operating Loss	(374,532)

Minority interest in losses (Note A-2)	400

NET LOSS	$(374,132)

Net loss per common share (Note A-10)	$(0.05)

The accompanying notes are an integral part of this statement.

Rcontest.com, Inc. and Subsidiary

(A Development Stage company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the period December 23, 1998 (date of inception)

to December 31, 1999

	Common Shares	Common Stock	Deficit Accumulated During Development Stage	Total
Initial issuance of no-par shares	950,000	$ 3,000	$ -	$ 3,000

Effect of stock splits (Note C)	6,650,000	-	-	-

Issuance of no par shares in private placement	60,000	30,000	-	30,000

Issuance of warrant to employee	-	25,000	-	25,000

Issuance of no par shares in private placement	255,100	127,550	-	127,550

Issuance of 750,036 shares, net of costs of $129,113	750,036	620,923	-	620,923

Net Loss for the period	-	-	(374,132)	(374,132)

Balance, December 31, 1999	8,665,136	$806,473	$(374,132)	$432,341

The accompanying notes are an integral part of this statement.

Rcontest.com, Inc. and Subsidiary

(A Development Stage company)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period December 23, 1998 (date of inception)

to December 31, 1999

OPERATING ACTIVITIES
Net Loss	$(374,132)
Adjustments to reconcile net loss to net cash
Provided by operating activities:
Depreciation Expense	4,937
Warrant compensation expense	25,000
Changes in assets and liabilities
Prepaid expenses	(2,720)
Accounts payable and accrued liabilities	7,752

Net cash used in operating activities	(339,163)

INVESTING ACTIVITIES
Purchase of fixed assets	(46,875)
Investment in unconsolidated company	(17,000)

Net cash used in investing activities	(63,875)

FINANCING ACTIVITIES
Proceeds from issuance of capital stock	781,473
Proceeds from installment note payable	14,124
Principal payments on note	(484)

Net cash provided by financing activities	795,113

Net increase in cash	392,075
Cash, beginning of period	-

Cash, end of period	$392,075

Supplemental Disclosure

Interest paid	$ -

Income taxes paid	$ -

The accompanying notes are an integral part of this statement.

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Operations

Rcontest.com, Inc. (initially formed as Uptick Consulting, Inc.) and its subsidiary offer shopping services and real estate information to Internet website users. The Company's principal source of revenue is expected to be sales of merchandise from its gifts website. The Company was incorporated in December 1998 and has not generated significant revenue since inception.

2. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 60%-owned subsidiary, Executive Mansions.com, Inc. ("ECI"). All material intercompany accounts and transactions have been eliminated.

Losses generated by the subsidiary have been allocated to the 40% minority shareholder to the extent of the minority investment in the subsidiary.

3. Cash Equivalents and Cash Balances

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

The Company maintains its cash balances in one financial institution located in Atlanta, Georgia. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1999, uninsured amounts held at this financial institution total $292,075. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Revenue Recognition

The Company's principal source of revenue is expected to be sale of merchandise from its gifts website, which is the only source of revenue as of December 31, 1999. Revenue recognition policies are as follows.

Merchandise Sales

Merchandise sales are made through the uniquegifts.com website, either for items shipped directly from the supplying vendor or items shipped from inventories on hand. Revenue from direct-shipment sales is recorded as a sales commission, representing the net amount realized by the Company from the sale. Revenue from sales from inventory is recognized upon shipment to the customer. Gift certificates sold to customers are recorded as deferred revenue until redeemed. Returns of direct shipment merchandise can be returned to the vendor at the Company's discretion. In 1999, all sales were direct shipment sales.

Realty Advertising Fees

Realtors pay a fee for rights to post listings on the executivemansions.com website. Revenue is recognized as fees are earned on a monthly basis. No fees had been charged as of December 31, 1999.

Barter Transactions

The Company obtains some advertising and promotional services through bartering transactions. Generally, the Company issues gift certificates redeemable through the uniquegifts.com website in the barter transactions and the transactions are accounted for based on the value of the gift certificates provided. Expense is recognized at the time services are received and revenue arising from the gift certificates is recognized in accordance with the revenue recognition policy for gift certificates. Other barter transactions are accounted for based on the fair value of the services received or given, whichever is more readily determinable.

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Inventories

Merchandise is purchased from various suppliers and may be directly shipped to the customer by the supplier. Merchandise purchased for inventory is valued at the lower of cost or market, with cost determined on the first-in, first-out method. Returned merchandise suitable for re-sale is placed in inventory at estimated net realizable value. Returned merchandise may be returned to direct-shipment vendors at the Company's option. In 1999, all merchandise sold was shipped directly by the vendor, and at December 31, 1999, there was no inventory on hand.

6. Equipment and Depreciation

Depreciation and amortization is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Depreciation of equipment is calculated using the straight-line method over estimated useful lives of 3 - 5 years.

7. Website Costs and Amortization

The Company capitalizes website costs in accordance with AICPA Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. The Company relies on external sources to develop and maintain its websites. Costs incurred from the time technical feasibility for a project is established to the time when the application is ready for use are capitalized. Website development costs incurred prior to the establishment of technical feasibility are expensed as incurred. Website development costs for upgrades and enhancements that do not add functionality, as well as costs for operating and maintaining the websites, are expensed as incurred. Capitalized website costs are amortized using the straight-line basis over an estimated useful life of 3 years. Management evaluates capitalized costs in accordance with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, to determine if any such assets are impaired. Total website development cost capitalized was $17,000 during 1999.

8. Investment in Unconsolidated Company

The Company holds a 7.5% interest in a company that plans to offer temporary computer consulting staff. The investment is carried at cost of $17,000.

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

9. Advertising and Marketing Expense

The Company expenses advertising when the advertisement occurs. Prizes for contestants and promotional gift certificates are expensed at estimated fair value as marketing cost when issued.

10. Loss Per Common Share

Basic loss per common share has been calculated using the weighted average number of shares of common stock outstanding during each period as adjusted to give effect to stock splits. Diluted loss per common share is not disclosed because the effect of the exchange or exercise of common stock equivalents would be antidilutive. For the year ended December 31, 1999, there were 340,000 common stock options (Note H) that would potentially dilute EPS. The weighted average number of shares outstanding for the period ended December 31, 1999 was 7,892,160.

11. Stock Options

The Company follows the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. The Company has elected to account for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting For Stock Issued to Employees, and related interpretations, as permitted by SFAS 123. Compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock (see Note H). Compensation expense shall be recognized for pro forma purposes in the period in which the related employee services are rendered. For stock options issued to nonemployees, the issuance of stock options are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense is recognized in the financial statements for stock options granted to nonemployees in the period in which the consideration is obtained from the nonemployee.

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

12. Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - UNCERTAINTY - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company is a development stage company and has not generated significant revenue. The Company intends to raise additional working capital through equity funding in order to carry out its business plan and maintain operations. Management's plans include enhancing the value of the Company's name brand, expanding advertising sales efforts and to further develop the websites and networks.

In view of the matters described in the preceding paragraph, the Company's continued existence is dependent upon its ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE C - COMMON STOCK

On formation the Company was authorized to issue 1,000,000 shares of no par value common stock. On March 11, 1999, the number of authorized shares was increased to 10,000,000 shares. On September 24, 1999, the number of authorized shares was increased to 40,000,000 shares.

Effective March 24, 1999, the Company approved a 2:1 forward split of common shares. Effective September 24, 1999, the Company approved a 4:1 forward split of common shares.

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE D - NOTE PAYABLE

The Company has an installment note payable with a balance at December 31, 1999 of $13,640, payable in 48 monthly installments of $358 including interest at 9.99%. The note is collateralized by an automobile with a net book value of $21,967 at December 31, 1999. Future long-term maturities of this note are as follows:

2001	$3,395
2002	3,750
2003	3,422
$10,567

NOTE E - INCOME TAXES

The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards 109, Accounting for Income Taxes (SFAS 109). The Company and its subsidiary file separate income tax returns since the subsidiary is less than eighty percent owned. At December 31, 1999, the Company and its subsidiary had net operating loss carryforwards of approximately $286,000 and $76,000, respectively, which will be available to offset taxable income during the carryforward period (through 2006). These net operating loss carryforwards give rise to deferred tax assets of $106,000 and $28,000, respectively, which have been fully offset by a valuation allowance as the assets do not meet the criteria that it is more likely than not they will be realized. Therefore no tax benefit is realized in the statement of operations.

NOTE F - COMMITMENTS

The Company leases office facilities and furniture under an operating lease that expires February, 2000. Rent expense under the operating lease for the period ended December 31, 1999 was approximately $40,700.

The Company entered into a new lease for office space effective March, 2000, for $1,500 per month. Approximate future annual minimum lease payments under the new operating lease are as follows:

Fiscal Year
2000	$13,500
2001	$4,500

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE F - COMMITMENTS continued

The Company has entered into a one-year contract for Internet promotional services. As of December 31, 1999, ten payments of $12,500 per month are due under this agreement.

The Company has entered into an agreement for billboard advertising to run during the first six months of 2000 at a total of cost of $195,000.

NOTE G - RELATED PARTY TRANSACTIONS

During 1999, the Company received loans from its President totaling $54,000. These loans were repaid, without interest, prior to December 31, 1999.

In connection with the formation of the Company's subsidiary, ExecutiveMansions.com, Inc. ("Subsidiary"), an individual who is an officer of the Subsidiary and officer and shareholder of the Subsidiary's minority shareholder loaned the Subsidiary $45,000. Subsequently, the Company loaned the Subsidiary $150,000 under a promissory note and the officer's loan was repaid prior to December 31, 1999, without interest, from the proceeds of the Company's note. The Company's note with the Subsidiary accrues interest at 7% and principal and interest are due in November 2009. The terms of the note prohibit the Subsidiary from making any distributions to its stockholders until the note has been repaid in full. This intercompany note and related interest have been eliminated in consolidation.

The Subsidiary received three months free rent in 1999 in exchange for promotions included in a publication produced by the Subsidiary's minority shareholder. Under the rental agreement, monthly rent of $300 is due for each month such promotion is not provided. No revenue or expense has been recorded for these transactions.

NOTE H - STOCK OPTIONS AND WARRANTS

The Company does not have a stock option plan but has issued options to an employee to purchase 240,000 shares of common stock. These options are accounted for under APB Opinion 25 and related interpretations, resulting in no compensation expense. Options for 40,000 shares are exercisable immediately at $0.25 per share. The remaining 200,000 options consist of four separate options of 50,000 each at $1.00 per share, which options vest in 50,000 share increments on March 30, 2000, June 30, 2000, September 30, 2000 and December 30, 2000 as long as the holder is still an employee on such dates.

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE H - STOCK OPTIONS AND WARRANTS continued

The Company also issued a warrant to an employee to purchase 100,000 shares of common stock for $0.25 per share (adjusted to give effect to the 4:1 stock split effective September 29, 1999). The employee subsequently left the Company and assigned the warrant to a third party who exercised the warrant in full in January, 2000. The warrant was accounted for under APB Opinion 25 and related interpretations and compensation expense of $25,000 was recorded to reflect the difference between the fair value of the share price and exercise price at the date of issuance.

The options and warrant are exercisable at not less than the market value of the Company's stock on the date of the grant. The Company uses the intrinsic value method in accounting for its stock options. Compensation expense was recognized related to the warrant but no expense was attributed to the options issued. Had compensation cost for the Company's stock options been determined based on the fair value of the stock option at the grant date, the Company's net loss and net loss per share would have resulted in the pro forma amounts indicated below:

1999
Net loss
As reported	$ (374,132)
Pro forma	(376,719)
Net loss per share
As reported	$ (0.05)
Pro forma	(0.05)

The fair value of each option grant is estimated on the date of grant using the fair value method with the following weighted-average assumptions used for grants in 1999: expected dividend yield of zero percent; expected risk-free interest rate of 6 percent; expected volatility of 0.01%; and expected life of 1.7 years.

 Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE H - STOCK OPTIONS AND WARRANTS - Continued

A summary of the status of the Company's stock options and warrant as of December 31, 1999 and changes during the year ended is presented below:

	1999
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	-	$ -
Granted	340,000	0.69
Exercised	-	-
Expired	-	-
Forfeited	-	-
Outstanding at end of year	340,000	$ 0.69

Options exercisable at year end	140,000

Weighted average fair value of options granted		$ 0.69

The following table summarizes information for stock options and warrant outstanding at December 31, 1999:

Range of exercise price	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price

$0.25	140,000	1.7	$ 0.25
$1.00	200,000	1.7	$1.00

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE I - SUBSEQUENT EVENTS

In January 2000, the Company made investments in two additional ventures which were newly formed in December, 1999. The Company invested $10,000 for a 50% interest in Executivelenders.com, Inc. Executivelenders.com, Inc. currently has no operations but plans to operate as a mortgage brokerage firm. The Company also invested $740 for a 74% interest in Auction Game, Inc. Auction Game, Inc. currently has no operations but plans to develop and market a board game. These entities will be consolidated into the Company's future financial statements.

NOTE J - SUBSEQUENT EVENTS (UNAUDITED)

1. Issuance Of Shares

In January 2000, the Company issued 300,000 shares in exchange for consulting services and recorded $600,000 expense based upon the proposed issue price for the Company's shares (see Note J-4).

2. Subsidiary Equity Transactions

During the first quarter of 2000, ECI, the Company's subsidiary, sold 581,000 shares of common stock at $1.00 per share, resulting in a decrease of the Company's interest in ECI from 60% to 54%.

In January 1999, Executivelenders.com, Inc. ("ELI" - a new subsidiary of the Company - see Note I) initially issued 2,000,000 shares of common stock for $20,000, with the Company and an unrelated party each purchasing 1,000,000 shares. In February, 2000, ECI entered into an agreement with ELI to provide banner advertising on ECI's website for the mortgage lending services, in exchange for 300,000 shares of common stock of ELI. ECI is not currently marketing banner advertising and, based on the recent ELI stock transactions, the value of the shares issued was deemed to be nominal. In the second fiscal quarter of 2000, the shareholders of ELI decided not to pursue the mortgage brokerage services. ELI repurchased all of the shares held by the unrelated stockholder for $7,467 and terminated its business activities.

During the six months ended June 30, 2000, ECI, the Company's subsidiary, sold 656,000 shares of common stock at $1.00 per share, resulting in a decrease of the Company's interest in ECI from 60% to 51%.

In August 2000, the Company's interest in Auction Game, Inc. increased to 85% as a result of withdrawal of a minority shareholder and cancellation of those shares.

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE J - SUBSEQUENT EVENTS (UNAUDITED) - Continued

3. Acquisition By Subsidiary

On May 2, 2000, ECI entered into an agreement to acquire a Florida real estate services company and its affiliate ("Naples"). An officer of ECI's 40% shareholder is an officer and 5% shareholder of Naples. Upon execution of the agreement, ECI paid $152,000 cash and issued 475,000 shares of ECI common stock valued at $1.00 per share (based on the recent selling price for ECI shares) in exchange for all of the stock of Naples. In addition, ECI committed to raise at least $2,000,000 through private placement or initial public offering prior to April 28, 2001, and contribute $1,000,000 of those funds to the capital of Naples. Should the issue price for new shares be less than $3.00, ECI is required to issue additional shares to the former shareholders of Naples so that each shareholder receives total value of $75,000 in ECI shares. In the event the requirement to raise additional funds is not met, the acquisition of Naples may be reversed upon demand of a majority of the former Naples shareholders. If reversed, ECI would pay the former Naples shareholders $152,000 in exchange for surrender of their ECI shares.

The former shareholders of Naples have retained certain rights that give them effective control of Naples until the additional funding conditions are met. After the issuance of shares for the Naples acquisition, the Company's interest in ECI was reduced to 51%. If ECI is required to issue additional shares as described above, the Company could lose control of ECI. Accordingly, as of May 2, 2000, the Company's investment in ECI, including ECI's investment in Naples, will be accounted for on the equity method until such time as the Company has established its control of these entities by fulfilling all requirements of the acquisition agreement and maintaining majority ownership.

Rcontest.com, Inc. and Subsidiary

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 1999

NOTE J - SUBSEQUENT EVENTS (UNAUDITED) - Continued

4. Proposed Stock Issue

The Company has filed a Registration Statement with the Securities Exchange Commission to issue up to 2,000,000 shares of common stock at $2.00 per share. In connection with the proposed stock offering, the Company entered into an Investment Banking Agreement for an investment banker ("Banker"), on a best efforts basis, to secure a bridge loan and place the shares and warrants. Compensation for the Banker will include 45,000 shares of restricted stock at execution of the investment banking agreement, 45,000 shares at closing of the bridge loan, a placement fee of 7.5% of the stock offering proceeds, and a warrant to purchase shares of common stock equal to 80,000 shares per $1,000,000 raised at a strike price of $2.00 per share. The warrant will be exercisable for five years. Subsequently, the Company decided not to pursue the bridge loan. The Banker's compensation will be measured at the issue price for the stock offering.

5. Public Relations Agreement

In August 2000, the Company entered into a contract for financial public relations services. As compensation, the contractor will receive 200,000 shares of common stock and warrants to purchase an additional 100,000 shares of common stock at $2.00 per share. Compensation will be measured at the fair value of the shares issued.

RCONTEST.COM, INC. AND SUBSIDIARIES

(A Development Stage company)

UNAUDITED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2000

1. Condensed Consolidated Balance Sheet as of June 30, 2000
2. Condensed Consolidated Statement of Operations for the period ending June 30, 2000 and 1999
3. Condensed Consolidated Statement of Changes in Shareholders' Equity as of June 30, 2000
4. Condensed Consolidated Statement of Cash Flows for the periods of January 1, 2000 to March 31, 2000 and January 1, 1999 to June 30, 1999
5. Notes to Condensed Consolidated Interim Financial Statements

RCONTEST.COM, INC. AND SUBSIDIARIES

(A Development Stage Company)

Condensed Consolidated Balance Sheets

	June 30, 2000	June 30, 1999	December 31, 1999
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 33,662	$ 32,755	$ 392,075
Inventories	12,964	-	-
Prepaid Expenses	2,720	-	2,720
Total Current Assets	49,346	32,755	394,795

Property and Equipment, Net	54,566	14,752	41,938

Other Assets
Note receivable from affiliate	150,000	-	-
Investments in unconsolidated affiliates	412,039	-	17,000
	562,039	-	17,000

TOTAL ASSETS	$ 665,951	$ 47,507	$ 453,733

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current maturity of installment note	$ 3,180	$ -	$ 3,073
Accounts payable and accrued liabilities	281,606	-	7,752
Unearned revenues	-	-	-
Total Current Liabilities	284,786	-	10,825

Note Payable, net of current maturity	9,726	-	10,567

Shareholders' Equity
Common Stock	1,431,473	130,500	806,473
Additional paid-in capital	595,574	-	-
Accumulated deficit	(1,655,608)	(82,993)	(374,132)
	371,439	47,507	432,341

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 665,951	$ 47,507	$ 453,733

See notes to condensed consolidated interim financial statements

RCONTEST.COM, INC. AND SUBSIDIARIES

(A Development Stage Company)

Condensed Consolidated Statements of Operations

For the Six Months Ended June 30, 2000 and 1999

And December 23, 1998 (Inception) to June 30, 2000

(Unaudited)

	Six months ended June 30,		December 23, 1998
	2000	1999	(inception) to June 30, 2000

Sales commissions	$ 618	$ -	$ 2,612

Operating expenses	1,163,966	82,993	1,540,492

Losses from operations	(1,163,348)	(82,993)	(1,537,880)

Other income (expense)
Loss from unconsolidated entities	(122,468)	-	(122,468)
Other	4,340	-	4,740

NET LOSS	$ (1,281,476)	$ (82,993)	$ (1,655,608)

Basic loss per share	$ (0.14)	$ (0.01)	$ (0.20)
Weighted average shares outstanding	8,850,382	7,701,194	8,267,127

See notes to condensed consolidated interim financial statements

RCONTEST.COM, INC. AND SUBSIDIARIES

(A Development Stage Company)

Condensed Consolidated Statement of Changes in Stockholders' Equity

For the Six Months Ended June 30, 2000 and 1999

And December 23, 1998 (Inception) to June 30, 2000

(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount

Initial issue of shares	950,000	$ 3,000	$ -	$ -	$ 3,000

Effect of stock splits	6,650,000	-	-	-	-

Private placement issue	60,000	30,000	-	-	30,000

Issue warrant to employee	-	25,000	-	-	25,000

Private placement issue	145,000	72,500	-	-	72,500

Net loss for period	-	-	-	(82,993)	(82,993)

Balance, June 30, 1999	7,805,000	130,500	-	(82,993)	47,507

Private placement issue	110,100	55,050	-	-	55,050

Issue 750,036 shares	750,036	620,923	-	-	620,923

Net loss for period	-	-	___-	(291,139)	(291,139)

BBalance, December 31, 1999	8,665,136	806,473	-	(374,132)	432,341

Exercise of warrants for shares	100,000	25,000	-	-	25,000

Issuance of 300,000 shares for consulting services	300,000	600,000	-	-	600,000

Sale of stock by unconsolidated investee	-	-	595,574	-	595,574

Net loss for period	-	-	-	(1,281,476)	(1,281,476)
BBalance, June 30, 2000	9,065,136	$ 1,431,473	$ 595,574	$(1,655,608)	$ 371,439

See notes to condensed consolidated interim financial statements

RCONTEST.COM, INC. AND SUBSIDIARIES

(A Development Stage Company)

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2000 and 1999

And December 23, 1998(Inception) to June 30, 2000

(Unaudited)

	Six months ended June 30,		December 23, 1998
	2000	1999	(inception) to June 30, 2000
OPERATING ACTIVITIES
Net Loss	$ (1,281,476)	$ (82,993)	$ (1,655,608)
Adjustments:
Depreciation expense	4,497	-	9,434
Loss in unconsolidated entities	201,135	-	201,135
Warrant and stock compensation expense	600,000	-	625,000
Changes in assets and liabilities:
Inventories	(12,964)	-	(12,964)
Prepaid expenses	-	-	(2,720)
Accounts payable and accrued expenses	273,854	-	281,606
Net Cash Used in Operating Activities	(214,954)	(82,993)	(554,117)

INVESTING ACTIVITIES
Investment in unconsolidated affiliates	(600)	-	(17,600)
Loan to affiliate	(150,000)	-	(150,000)
Purchases of fixed assets	(17,125)	-	(64,000)
Net Cash Used in Investing Activities	(167,725)	-	(231,600)

FINANCING ACTIVITIES
Proceeds from common stock issues	-	-	781,473
Proceeds from exercise of warrants	25,000	130,500	25,000
Proceeds from installment note	-	-	14,124
Principal payments on note	(734)	-	(1,218)
Net Cash Provided by Financing Activities	24,266	130,500	819,379

Net increase (decrease) in cash	(358,413)	47,507	33,662
Cash, beginning of period	392,075	-	-

Cash, end of period	$ 33,662	$ 47,507	$ 33,662

See notes to condensed consolidated interim financial statements

RCONTEST.COM, INC. AND SUBSIDIARIES

(A Development Stage Company)

(UNAUDITED)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

June 30, 2000

Note A. Basis of Presentation

The interim financial statements included herein have been prepared by the Company without audit. These statements reflect all adjustments that are, in the opinion of management, necessary to present fairly the financial position, results of operations, cash flows and changes in stockholders' equity for the periods presented. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes that the financial statements and disclosures are adequate to make the information not misleading. It is suggested that these financial statements and notes be read in conjunction with the audited financial statements and notes for the year ended December 31, 1999, included in Form SB-2 filed by the Company.

Note B. Principles of Consolidation

The consolidated financial statements at June 30, 2000, include the accounts of the Company, and its majority-owned subsidiaries, Executivelenders.com, Inc. ("ELI") and Auction Game, Inc. All material intercompany accounts and transactions have been eliminated.

At December 31, 1999, the consolidated financial statements also included another majority-owned subsidiary, ExecutiveMansions.com, Inc. ("ECI"). During 2000, ECI sold 581,000 shares of common stock and issued 475,000 shares of common stock in connection with an acquisition (see Note C), reducing the Company's interest to 51%. As described in Note C, the Company may lose control of ECI and, accordingly, the accounting for ECI was changed to the equity method as of January 1, 2000. The Company's investment in ECI is carried at cost plus the Company's share of ECI's earnings and losses.

RCONTEST.COM, INC. AND SUBSIDIARIES

(A Development Stage Company)

(UNAUDITED)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

June 30, 2000

Note C. Subsidiary Transactions

Stock Transactions

During the six months ended June 30, 2000, ECI sold 656,000 shares of common stock for $1.00 per share. The increase in the carrying value of the Company's interest in the subsidiary resulting from the sale of new shares has been reflected as additional paid-in capital.

In January 1999, Executivelenders.com, Inc. ("ELI" - a new subsidiary of the Company - see Note I) initially issued 2,000,000 shares of common stock for $20,000, with the Company and an unrelated party each purchasing 1,000,000 shares. In February, 2000, ECI entered into an agreement with ELI to provide banner advertising on ECI's website for the mortgage lending services, in exchange for 300,000 shares of common stock of ELI. ECI is not currently marketing banner advertising and, based on the recent ELI stock transactions, the value of the shares issued was deemed to be nominal. In the second fiscal quarter of 2000, the shareholders of ELI decided not to pursue the mortgage brokerage services. ELI repurchased all of the shares held by the unrelated stockholder for $7,467 and terminated its business activities. ELI's operations were not significant.

In August, 2000, the Company's interest in Auction Game, Inc. increased to 85% as a result of withdrawal of a minority shareholder and cancellation of those shares.

Acquisition

On May 2, 2000, ECI entered into an agreement to acquire a Florida real estate services company and its affiliate ("Naples"). An officer of ECI's 40% shareholder is an officer and 5% shareholder of Naples. Upon execution of the agreement, ECI paid $152,000 cash and issued 475,000 shares of ECI common stock valued at $1.00 per share (based on the recent selling price for ECI shares) in exchange for all of the stock of Naples. In addition, the Subsidiary committed to raise at least $2,000,000 through private placement or initial public offering prior to April 28, 2001, and contribute $1,000,000 of those funds to the capital of Naples. Should the issue price for new shares be less than $3.00, ECI is required to issue additional shares to the former shareholders of Naples so that each shareholder receives total value of $75,000 in ECI shares. In the event the requirement to raise additional funds is not met, the acquisition of Naples may be reversed upon demand of a majority of the former Naples shareholders. If reversed, ECI would pay the former Naples shareholders $152,000 in exchange for surrender of their ECI shares.

RCONTEST.COM, INC. AND SUBSIDIARIES

(A Development Stage Company)

(UNAUDITED)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

June 30, 2000

Note C. Subsidiary Transactions - continued

The former shareholders of Naples have retained certain rights that give them effective control of Naples until the additional funding conditions are met. After the issuance of shares for the Naples acquisition, the Company's interest in ECI was reduced to 51%. If ECI is required to issue additional shares as described above, the Company could lose control of ECI. Accordingly, accounting for the Company's investment in ECI, including ECI's investment in Naples, has been changed to the equity method until such time as the Company has established its control of these entities by fulfilling all requirements of the acquisition agreement and maintaining majority ownership.

Note D. Equity Transaction And Proposed Public Offering

In January 2000, the Company issued 300,000 shares in exchange for consulting services and recorded $600,000 expense based upon the proposed issue price for the Company's shares.

The Company has filed a Registration Statement with the Securities Exchange Commission to issue up to 2,000,000 shares of common stock at $2.00 per share. In connection with the proposed stock offering, the Company entered into an Investment Banking Agreement for an investment banker ("Banker"), on a best efforts basis, to secure a bridge loan and place the shares and warrants. Compensation for the Banker will include 45,000 shares of restricted stock at execution of the investment banking agreement, 45,000 shares at closing of the bridge loan, a placement fee of 7.5% of the stock offering proceeds, and a warrant to purchase shares of common stock equal to 80,000 shares per $1,000,000 raised at a strike price of $2.00 per share. The warrant will be exercisable for five years. Subsequently, the Company decided not to pursue the bridge loan. The Banker's compensation of $90,000 (based on the fair value of the shares issued) related to the shares due upon execution of the Agreement has been accrued as of June 30, 2000.

NOTE E. Public Relations Agreement

In August 2000, the Company entered into a contract for financial public relations services. As compensation, the contractor will receive 200,000 shares of common stock and warrants to purchase an additional 100,000 shares of common stock at $2.00 per share. Compensation will be measured at the fair value of the shares issued.

RCONTEST.COM, INC. AND SUBSIDIARIES

PROFORMA FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND JUNE 30, 2000

Rcontest.com, Inc. and Subsidiaries

Notes to Proforma Consolidated Financial Statements

The following pro forma unaudited consolidated financial statements have been prepared by taking the balance sheet as of December 31, 1999 and the statements of operations for the year ended December 31, 1999 and the six month period ended June 30, 2000 of Rcontest.com, Inc. and subsidiary (the "Company") and giving effect to the acquisition by a subsidiary of the Company of all of the outstanding stock of Naples Realty Service, Inc. ("Naples") as further described below, as if it occurred as of January 1, 1999. The revenues and results of operations included in the following pro forma unaudited consolidated statements of operations are not considered necessarily to be indicative of anticipated results of operations for periods subsequent to the transaction, nor are they considered necessarily to be indicative of the results of operations for the periods specified had the transaction actually been completed as of January 1, 1999.

On May 2, 2000, the Company's subsidiary ExecutiveMansions.com, Inc. (ECI), entered into an agreement to acquire all of the issued and outstanding stock of Naples. An officer of ECI's 40% shareholder is an officer and 5% shareholder of Naples. Upon execution of the agreement, ECI paid $152,000 cash and issued 475,000 shares of ECI common stock valued at $475,000 in exchange for all of the stock of Naples. In addition, ECI committed to raise at least $2 million through private placement or initial public offering prior to April 28, 2001, and contribute $1 million of those funds to the capital of Naples. Should the issue price for the new shares be less than $3.00, ECI is required to issue additional shares to the former shareholders of Naples so that each shareholder receives total value of $75,000 in ECI shares. Management's intent is to raise the $2 million and contribute $1 million to Naples. As a result of the expected number of shares to be issued, it is likely that the Company will lose its majority ownership. The former shareholders of Naples have retained certain rights that give them effective control of Naples until the additional funding requirements are met. In the event the requirement to raise additional funds is not met, the acquisition of Naples may be reversed upon demand of a majority of the former Naples shareholders. If ECI is required to issue additional shares as required above, the Company could lose its majority ownership of ECI. Effective May 2, 2000, the Company's investment in ECI, which includes ECI's investment in Naples, will be accounted for on the equity method. Management has elected to retroactively account for the investment in ECI under the equity method effective January 1, 2000. The accompanying pro forma financial statements reflect the impact of the Naples acquisition by ECI through the accounting for ECI on the equity method.

ECI accounts for its investment in Naples on the equity method and the carrying amount of its investment exceeds the underlying equity in net assets of Naples. The excess carrying amount is considered to be goodwill and is being amortized over 10 years. The accompanying pro forma financial statements reflect the amortization of goodwill by ECI that would flow through to the Company.

These financial statements should be read in conjunction with the notes to the pro forma unaudited statements of operations, which follow and the financial statements of Naples and related notes thereto included herewith.

Rcontest.com, Inc. and Subsidiaries

Proforma Consolidated Balance Sheets

December 31, 1999

	RCONTEST.COM,	ADD: INVESTMENT
	INC. AND	IN NAPLES
	SUBSIDIARY	REALTY
ASSETS	AS REPORTED	SERVICES, INC.	(A)	PRO FORMA
CURRENT ASSETS
Cash and equivalents	$ 392,075	$ (152,000)		$ 240,075
Prepaid expenses and deposits	2,720	-		2,720
Total current assets	394,795	(152,000)		242,795

EQUIPMENT AND SOFTWARE, NET	41,938	-		41,938
OTHER ASSETS
Investment in unconsolidated subsidiary	-	391,875	(23,988)	367,887
Other	17,000	-		17,000
	17,000	391,875	(23,988)	384,887
	$ 453,733	$ 239,875	$ (23,988)	$ 669,620

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of installment note	$ 3,073	$ -		$ 3,073
Accounts payable and accrued liabilities	7,752	-		7,752
Total current liabilities	10,825	-		10,825

NOTE PAYABLE, LESS CURRENT MATURITIES	10,567	-		10,567
STOCKHOLDERS' EQUITY
Common stock	806,473			806,473
Additional paid in capital		239,875		239,875
Accumulated deficit	(374,132)	-	(23,988)	(398,120)
	432,341	239,875	(23,988)	648,229

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 453,733	$ 239,875	$ (23,988)	$ 669,620

Rcontest.com, Inc. and Subsidiaries

Proforma Consolidated Statement of Operations

For the year ended December 31, 1999

	RCONTEST.COM	ADD: INVESTMENT
	INC., AND	IN NAPLES
	SUBSIDIARIES,	REALTY		PRO FORMA
	AS REPORTED	SERVICES, INC.	(A)

Revenue	$ 1,994	$ -		$ 1,994
Operating expenses	376,526	-		376,526
Operating income (loss)	(374,532)	-		(374,532)
Other income (expense)
Minority interest in loss of subsidiaries	400	-		400
Equity in earnings of unconsolidated entity	-	1,026	(23,988)	(22,962)
	400	1,026		(22,562)
Earnings (loss) before income taxes	(374,132)	1,026		(397,094)
Income taxes	-	-		-
Net Earnings	$ (374,132)	$ 1,026	$ (23,988)	$ (397,094)

Per share amounts:
Basic	$ (0.05)			$ (0.05)
Diluted	$ (0.05)			$ (0.05)

Weighted average shares outstanding:
Basic	7,892,160			7,892,160
Diluted	7,892,160			7,892,160

Rcontest.com, Inc. and Subsidiaries

Proforma Consolidated Statement of Operations

For the period ended June 30, 2000

	RCONTEST.COM
	INC., AND
	SUBSIDIARIES,			PRO FORMA
	AS REPORTED	(B)	(C)	CONSOLIDATED
Revenue	$ 618			$ 618
Operating expenses	1,163,966			1,163,966
Operating income (loss)	(1,163,348)			(1,163,348)
Other income (deductions)
Other	4,340			4,340
Loss from unconsolidated entities	(122,468)	12,524	(7,996)	(117,940)
	(118,128)			(113,600)
Earnings (loss) before income taxes	(1,281,476)			(1,276,948)
Income taxes	-			-
Net Loss	$ (1,281,476)	$ 12,524	$ (7,996)	$ (1,276,948)

Per share amounts:
Basic	$ (0.14)			$ (0.14)
Diluted	$ (0.14)			$ (0.14)

Weighted average shares outstanding:
Basic	8,850,382			8,850,382
Diluted	8,850,382			8,850,382

Rcontest.com, Inc. and Subsidiary

Proforma entries for equity interest in acquisition of Naples Realty Service, Inc.

1. Notes to Proforma Financial Statements

The accompanying Pro Forma Condensed Consolidated Financial Statements give effect to the following pro forma adjustments necessary to reflect the transactions outlined in the preceding introduction as if the transaction occurred at the dates indicated in the introduction:

		Debit	Credit
(A)	To record impact on the equity in earnings of unconsolidated subsidiary for the amortization of goodwill for the year ended December 31, 1999
	Equity in earnings of unconsolidated subsidiary	23,988
	Investment in unconsolidated subsidiary		23,988

(B)	To record impact on the equity in earnings of unconsolidated subsidiary for the results of operations for the period from January 1, 2000 through May 2, 2000
	Investment in unconsolidated subsidiary	12,524
	Equity in earnings of unconsolidated subsidiary		12,524

(C)	To record impact on the equity in earnings of unconsolidated subsidiary for the amortization of goodwill for the period from January 1, 2000 through May 2, 2000.
	Equity in earnings of unconsolidated subsidiary	7,996
	Investment in unconsolidated subsidiary		7,996

COMBINED FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS

NAPLES REALTY SERVICES, INC.

AND AFFILIATE

December 31, 1999 and 1998

NAPLES REALTY SERVICES, INC.

AND AFFILIATE

December 31, 1999 and 1998

TABLE OF C O N T E N T S

Report of Independent Certified Public Accountant
Combined Financial Statements
Combined Balance Sheets
Combined Statements of Earnings
Combined Statements of Shareholders' Equity
Combined Statements of Cash Flows
Notes to Combined Financial Statements

REPORT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Naples Realty Services, Inc. and Affiliate

We have audited the accompanying combined balance sheets of Naples Realty Services, Inc. and its affiliate, Naples Realty Referral Co., (the "Company") as of December 31, 1999 and 1998 and the related combined statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Naples Realty Services, Inc. and its Affiliate as of December 31, 1999 and 1998, and the results of its combined operations and its combined cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Grant Thornton, LLP

Miami, Florida

March 31, 2000

NAPLES REALTY SERVICES, INC. AND AFFILIATE

COMBINED BALANCE SHEETS

December 31,

	1999	1998
ASSETS
Current assets
Cash and cash equivalents	$ 53,665	$ 85,454
Accounts receivable, net of allowance for doubtful accounts of $18,587 in 1999 and $4,088 in 1998	77,780	48,409
Prepaid supplies	5,570	6,811
Total Current Assets	137,015	140,674

Restricted cash	1,579,244	1,535,261
Property and equipment, net of accumulated depreciation	61,136	48,111
Prepaid expenses and other assets	30,374	41,741
TOTAL ASSETS	$ 1,807,769	$ 1,765,787

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$ 52,338	$ 53,445
Accrued liabilities	23,571	16,853
Notes payable - current portion (Note C)	6,033	-
Deferred revenue	7,792	8,899
Total Current Liabilities	89,734	79,197

Escrow liability	1,579,244	1,535,261
Other liabilities - agent deposits	12,900	13,500
Notes payable, net of current portion (Note C)	11,705	-

Shareholders' equity
Common Stock (Note D)	38	40
Additional paid-in capital	99,323	100,960
Retained earnings	14,825	36,829
Total shareholders' equity	114,186	137,829

TOTAL LIABILITIES AND SHAREHOLDES' EQUITY	$1,807,769	$1,765,787

The accompanying notes are an integral part of these statements.

NAPLES REALTY SERVICES, INC. AND AFFILIATE

COMBINED STATEMENTS OF EARNINGS

Years Ended December 31,

	1999	1998

Revenues	$ 1,081,085	$ 907,310

General and administrative expenses	1,111,800	898,813

Operating (loss) income	(30,715)	8,497

Other income
Interest income, net	23,721	15,284
Other income	9,710	2,447

Net earnings	$ 2,716	$ 26,228

Pro forma statement of earnings data (unaudited)
Net earnings before income taxes, as reported	$ 2,716	$ 26,228
Pro forma income tax provision	400	5,355
Pro forma net earnings	$ 2,316	$ 20,873

The accompanying notes are an integral part of these statements.

NAPLES REALTY SERVICES, INC. AND AFFILIATE

COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

Years Ended December 31, 1999 and 1998

	Common Stock	Additional paid-in Capital	Retained Earnings	Total Shareholders' Equity
Shareholders' equity at January 1, 1998	$ 40	$ 100,960	$ 40,166	$ 141,166
Shareholders' distribution	-	-	(29,565)	(29,565)
Net earnings for the year ended December 31, 1998	-	-	26,228	26,228
Shareholders' equity at December 31, 1998	40	100,960	36,829	137,829

Repurchase of stock	(4)	(10,096)	-	(10,100)
Sale of stock	2	8,459	-	8,461
Shareholder distribution	-	-	(24,720)	(24,720)
Net earnings for year ended December 31, 1999	-	-	2,716	2,716
Shareholder's equity at December 31, 1999	$ 38	$ 99,323	$ 14,825	$ 114,186

The accompanying notes are an integral part of this statement.

NAPLES REALTY SERVICES, INC. AND AFFILIATE

COMBINED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	1999	1998
Cash flows from operating activities:
Net earnings	$ 2,716	$ 26,228
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation expense	25,364	19,867
Changes in assets and liabilities:
(Increase) decrease in restricted cash	(43,983)	(10,126)
(Increase) decrease in accounts receivable	(29,370)	28,049
Decrease (increase) in prepaid expenses and other assets	11,367	(20,324)
Decrease (increase) in prepaid supplies	1,241	(532)
(Decrease) increase in accounts payable	(1,107)	11,647
Increase in escrow liability	43,983	9,875
(Decrease) in other liability	(600)	13,500
Increase in accrued expenses	6,718	2,225
(Decrease) in deferred revenue	(1,107)	8,899
Net cash provided by operating activities	15,222	89,308

Cash flows from investing activities:
Purchase of property and equipment	(38,390)	(14,998)
Net cash (used in) provided by investing activities	(38,390)	(14,998)

Cash flows from financing activities:
Proceeds from issuance of stock certificates	8,461	6,000
Proceeds from notes payable	17,738	-
Distribution to shareholders	(24,720)	(29,565)
Purchase of stock certificates	(10,100)	-
Principle payments on notes payable	-	(9,219)
Net cash (used in) provided by financing activities	(8,621)	(32,784)

Net (decrease) increase in cash and cash equivalents	(31,789)	41,526

Cash and cash equivalents - beginning of year	85,454	43,928
Cash and cash equivalents - end of year	$ 53,665	$ 85,454

Supplemental disclosure of cash flow information:
Cash paid during year for:
Interest	$ 384	$ 452

The accompanying notes are an integral part of these statements.

NAPLES REALTY SERVICES, INC. AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1999 and 1998

NOTE A - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT

ACCOUNTING POLICIES

Nature of Organization

Naples Realty Services, Inc. and its Affiliate, Naples Realty Referral Company, (the "Company") under common ownership provide office space, administrative services and referral services to its independent agents in their sale of real estate and rental property.

Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Principal of Combination

The accompanying combined financial statements include the accounts of Naples Realty Services, Inc. and its affiliate, Naples Realty Referral Company. All significant intercompany balances and transactions have been eliminated in the combination.

Revenue Recognition

The Company generates revenue from fees charged to independent agents. The flat monthly fees provide for the following services: use of desks, desk phones, resource room equipment, computer design center, conference rooms, accounting, storage, access to the internet, and participation in a referral network. Additional fees are charged for private offices and voluntary benefit plan coverage. The Company does not broker real estate sales and as such does not record revenue for real estate sales or commissions.

The Company provides escrow services to the independent agents and customers simply as convenience. The asset is offset by a corresponding liability in the balance sheet.

Cash and Cash Equivalents

The Company considers all cash accounts and highly liquid investments purchased with a maturity of three months or less to be cash and cash equivalents.

NAPLES REALTY SERVICES, INC. AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1999 and 1998

NOTE A - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT

ACCOUNTING POLICIES - Continued

Restricted Cash

The Company maintains an escrow account for security deposits received from tenants of rental property and buyers of real estate property. The total restricted cash and escrow liability was $1,579,244 and $1,535,261 in 1999 and 1998, respectively.

Depreciation

The Company provides for depreciation by the straight-line method over the estimated useful lives of depreciable assets as follows:

Years
Leasehold improvements	10
Furniture, fixtures and equipment	5-7
Computer equipment	5
Signs	5

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes on net earnings are payable personally by shareholders pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation. Accordingly, no provision has been made for Federal income taxes.

NAPLES REALTY SERVICES, INC. AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1999 and 1998

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1999 and 1998 consist of the following:
	1999	1998
Computer equipment	$ 12,754	$ 9,893
Furniture	49,951	29,049
Office equipment	78,086	71,370
Leasehold improvements	36,644	33,139
Signs	6,005	1,600
	183,440	145,051

Less accumulated depreciation	122,304	96,940
TOTAL	$ 61,136	$ 48,111

NOTE C - NOTE PAYABLE

At December 31, 1999 and 1998, debt obligations are comprised of the following:

	1999	1998
Promissory note, interest at 8.25%, requiring monthly payments of $602 beginning on October 21, 1999 and ending on September 21, 2002. These monthly payments are comprised of principal and interest.	$ 17,738	$ -

Total long-term debt	17,738	-
Less current maturities	(6,033)	-
Total long-term debt	$ 11,705	$ -

Minimum principal payments required on long-term debt in each year subsequent to December 31, 1999 are as follows:

2000	$ 6,033
2001	6,550
2002	5,155
TOTAL	$ 17,738

NAPLES REALTY SERVICES, INC. AND AFFILIATE

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1999 and 1998

NOTE D - COMMON STOCK

Common stock as reflected on the balance sheets, consists of the common stock of the Company and its affiliate, Naples Realty Services, Inc. and Naples Realty Referral Company.

Naples Realty Services, Inc.

Common stock, authorized 5,000 shares of $1 par value, 19 and 20 shares outstanding at December 31, 1999 and 1998, respectively.

Naples Realty Referral Company

Common stock authorized 5,000 shares of $1 par value, 19 and 20 shares outstanding at December 31, 1999 and 1998, respectively.

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company is subject to a variety of claims arising in the ordinary course of its business. Management believes that the ultimate outcome of the litigation matters, in the aggregate, will not have a material impact on the Company's financial condition, results of operations or liquidity.

NOTE F - RELATED PARTY TRANSACTIONS

The stockholders of the Company are also independent agents. As of December 31, 1999 and 1998, the Company has a receivable from the stockholders of $7,689 and $8,068, respectively. The revenue from stockholders was approximately $188,000 and $156,000 for 1999 and 1998, respectively.

NOTE G - SUBSEQUENT EVENTS

On May 1, 2000, the Company and its shareholders executed an agreement to sell 100% of the Company and its assets to an unrelated third party.

NOTE H - PRO FORMA FINANCIAL INFORMATION

The pro forma financial information reflects the operations of the Company as if the Company had not elected Subchapter S Corporation status. Pro forma provision for income taxes differs from the amount of pro forma income tax determined by applying the applicable federal statutory rates primarily because of the effect of state income taxes.

RCONTEST.COM, INC.

______________ UNITS CONSISTING OF ONE SHARE OF

COMMON STOCK AND ONE SERIES A REDEEMABLE WARRANT

$_____ PER UNIT

DECEMBER __ 2000

No dealer, salesman or other person is authorized to give any information or make any information or make any representations not contained in this Prospectus with respect to the offering made hereby. This Prospectus does not constitute an offer to sell any of the securities offered hereby in any jurisdiction where, or to any person to whom it is unlawful to make such an offer. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the information set forth herein or in the business of the company since the date hereof.

Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

PROSPECTUS

About this Prospectus..............................................

Prospectus Summary.................................................

Corporate Information..............................................

Risk Factors.......................................................

Use of Proceeds....................................................

Price Range of common stock .......................................

Dividend Policy....................................................

Plan of Distribution...............................................

Terms of the offering..............................................

Capitalization.....................................................

Dilution...........................................................

Management's Discussion and Analysis or Plan of Operation..........

Business of the company............................................

Management.........................................................

Executive Compensation.............................................

Security Ownership of certain Beneficial Owners and Management.....

Certain Transactions...............................................

Description of Securities..........................................

Legal Matters......................................................

Experts............................................................

Additional Information.............................................

Financial Statements...............................................

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of directors and Officers

The company's articles of incorporation limit the personal liability of directors to the company and its stockholders for any breach of a duty of care to the company, except for:

  appropriation of a business opportunity of the company;
  acts or omissions which involve intentional misconduct or a knowing violation of the law;
  the types of liability set forth in O.C.G.A. Section 14-2-831;
  any transaction in which the director received a personal benefit.

The company's bylaws provide that the company's officers, directors, employees and agents are entitled to indemnification from the company to the extent provided by Georgia law for any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person was or is a director, officer, employee or agent of the company or served in another enterprise at the request of the company, provided that the person indemnified acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company or its shareholders, and, with respect to a criminal action or proceeding, had no reason to believe his/her conduct was unlawful.

Our bylaws provide for indemnification of officers, directors and others to the fullest extent permitted by the laws of the state of Georgia. The company has been been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Given this information, the company may submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final judicial decision of that issue.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by the company in connection with this offering (excluding commissions):

Nature of Expenses	Amount (1)
SEC Registration Fee	2,112
Accounting Fees and Expenses	10,000
Legal Fees and Expenses	17,000
Printing Expenses	3,000
Blue Sky Qualification Fees and Expenses	2,416
Transfer Agent's Fee	1,000
TOTAL	35,000

(1) The amounts set forth above, except for the SEC fees, are in each case estimated.

Item 26. Recent Sales of Unregistered Securities

Since formation of the company on December 23, 1998, the company has issued unregistered securities to a limited number of persons, as described below:

All share amounts have been adjusted to give effect to a two for one stock split effective on March 24, 1999, and a four for one stock split effective on September 2, 1999.

On December 23, 1998, the company issued 7,600,000 shares of common stock to Michael D. Dion for $3,000 and the contribution of all intellectual property rights of Mr. Dion relating to the preincorporation business plan of Mr. Dion which was adopted by the company, including any trade or service marks, tradenames, copyrights, or patents. The company believes the transaction was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") in accordance with Section 4(2) and 4(1)-1/2 thereunder.

From March 12, 1999 to August 3, 1999, the company completed an offering of 315,100 shares of common stock to eighteen (18) unaffiliated investors in accordance with Regulation D, Rule 506, for $0.50 per share. None of the investors were officers or directors of the company. The company filed a Form D Notice, provided the investors with a business plan which the company believes complied with the information requirements of Rule 502(b), and obtained written representations from the investors that they were suitable for an investment in the company. Out of the 18 investors, five were unaccredited and 13 were accredited or sophisticated. The following table sets forth certain information about the investors in this offering:

Name of Purchaser	Date of Sale	No. of Shares	Amount Invested
Donald Matthews	3/12/99	40,000	$20,000
Lucy Hardwick	3/19/99	20,000	$10,000
Thomas Ehlers	3/25/99	100,000	$50,000
Charles S. Hawkins and Kathy L. Hawkins	3/25/99	20,000	$10,000
John C. Paisley	3/31/99	10,000	$5,000
Lewis A. Regenstein	3/25/99	5,000	$2,500
James Buford Salmon	4/20/99	20,000	$10,000
Jeff Fairbrother	6/15/99	5,000	$2,500
Michael J. Stoner	6/21/99	10,000	$5,000
Richard C. Rutherford	6/21/99	5,000	$2,500
Kevin and Sherrill Rutherford	6/30/99	16,900	$8,450
Wayne and Denise Milner	7/2/99	9,200	$4,600
John D'Aversa	7/11/99	12,000	$6,000
Tom Overstreet	7/11/99	16,000	$8,000
Andrea and Brian Fowler	7/7/99	5,000	$2,500
Robert M. Soule	7/15/99	5,000	$2,500
Dennis H. Fowler	8/3/99	8,000	$4,000
Thomas Kobe	7/20/99	8,000	$4,000
Totals:		315,100	$157,550

On November 17, 1999, the company completed an offering of 750,036 shares of common stock to thirty four (34) unaffiliated investors in accordance with Regulation D, Rule 504(b)(1)(iii), for $1 per share. The Malachi Group, Inc., a licensed broker/dealer, acted as underwriter, and received a commission equal to 10% of the amount received, or $75,000. In addition, The Malachi Group, Inc. received warrants to purchase 60,000 shares of common stock at $1.00 per share. The company filed a Form D Notice regarding the offering, was not subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, was not an investment company or a development stage company with no specific business plan, and used offering materials which were approved by the State of Georgia, Securities and Business Regulation Department, pursuant to O.C.G.A. Section 10-5-5(e) on October 14, 1999. The Malachi Group, Inc. subsequently transferred the warrants to purchase 60,000 shares of common stock at $1.00 per share to Peter Baxter. Mr. Baxter subsequently transferred warrants to purchase 15,000 shares of common stock at $1.00 per share to various unaffiliated third parties. The following table sets forth certain information about the investors in this offering:

Name of Purchaser	Date of Sale	No. of Shares	Amount Invested
Steve Mills	11/17/99	45,000	$45,000
Sheri Rosenthal	11/17/99	5,000	$5,000
Robert J. Mottern	11/17/99	25,000	$25,000
Jane Lamas	11/17/99	5,000	$5,000
Calvin Hill	11/17/99	17,000	$17,000
Tony Denazareth	11/17/99	35,000	$35,000
Donnie Briley	11/17/99	2,500	$2,500
Steve Young	11/17/99	10,000	$10,000
David Dyas	11/17/99	2,500	$2,500
Jim Barfield	11/17/99	5,000	$5,000
Piermont Holdings, Inc.	11/17/99	426,536	$426,536
Richard Kaufman	11/17/99	10,000	$10,000
Cynthia Stedeford	11/17/99	2,500	$2,500
Mark Stewart	11/17/99	10,000	$10,000
Don Sigler	11/17/99	20,000	$20,000
Elie Najm	11/17/99	5,000	$5,000
Alfred Covington	11/17/99	2,500	$2,500
Fred Willis	11/17/99	10,000	$10,000
Harris Mills	11/17/99	10,000	$10,000
Osman Altikulac	11/17/99	17,500	$17,500
Peter Baxter, Jr.	11/17/99	18,000	$18,000
Robert Soule	11/17/99	2,500	$2,500
Wayne Milner	11/17/99	3,000	$3,000
Denise Milner	11/17/99	5,000	$5,000
John D'Aversa	11/17/99	3,000	$3,000
Michael Stoner	11/17/99	10,000	$10,000
Thomas Kobe	11/17/99	10,000	$10,000
Kevin Rutherford	11/17/99	15,000	$15,000
Tom Overstreet	11/17/99	5,000	$5,000
Ginny Lee	11/17/99	10,000	$10,000
Nathan Lyell	11/17/99	2,500	$2,500
Total:		750,036	$750,036

In April 1999, the company issued a warrant to former employee to purchase 100,000 shares of common stock for $0.25 per share. The company issued the warrant in reliance on the exemption from registration provided by Rule 701 under the Securities Act. The warrant was subsequently assigned by the employee to a third party following his resignation from the company, and that third party exercised the warrant in full on January 24, 2000 by paying the company $25,000. The shares issued upon exercise of the warrant were issued as restricted stock in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

By an agreement dated January 10, 2000, the company agreed to issue Greyfield Consultants, Inc., a sophisticated investor, 300,000 shares of restricted common stock for the following consulting services: strategic planning, assisting in taking the company public, finder merger candidates, advice on potential acquisitions, and assisting with fundraising and filings. The value of the shares issued was determined to be $2 per share, or $600,000. The shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

On May 11, 2000, as part of an investment banking agreement, the company issued 45,000 shares of common stock to Berthel Fisher and Co., which shares were valued at $2 per share, or $90,000. The shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

Item 27. Exhibits and Financial Data Schedule

Exhibit No.	Exhibit
1.1	Investment Banking Agreement between the company and Berthel Fisher Company dated May 11, 2000 (2)
1.2	Amendment to Investment Banking Agreement between the company and Berthel Fisher Company dated September 18, 2000
3.1	Articles of Incorporation filed December 23, 1998 (1)
3.2	Amendment to articles of incorporation filed March 24, 1999 (1)
3.3	Amendment to articles of incorporation filed August 12, 1999 (1)
3.4	Amendment to articles of incorporation filed October 6, 1999 (1)
3.5	Bylaws (1)
3.6	Articles of Incorporation of ExecutiveMansions.com, Inc. filed September 2, 1999 (2)
3.7	Amendment to Articles of Incorporation of ExecutiveMansions.com, Inc. filed December 9, 1999 (2)
4.1	Specimen of Certificate for common stock (1)
4.2	Warrant Agreement between the company and Corporate Stock Transfer, Inc.
5	Opinion of Mottern, Fisher and Goldman, P.C. (3)
10.1	Joint Venture Agreement between the company and Best of Naples, Inc. dated September 1, 1999 (2)
10.2	Promissory Note dated November 9, 1999 (2)
10.3	Contract between the company and CBS MarketWatch dated, September 10, 1999 (2)
10.4	Contract between the company and Lamar Companies dated June 29, 1999 (2)
10.5	Contract between the company and Lamar Companies dated December 10, 1999 (2)
10.6	Contract between the company and Vista7West, Inc. dated January 13, 1999 (2)
10.7	Agreement dated May 5, 2000 for the acquisition of Naples Realty Services, Inc. and Naples Referral Company, Inc. (2)
10.8	Amendment to Agreement for the acquisition of Naples Realty Services, Inc. and Naples Referral Company, Inc. dated September 11, 2000
10.9	Form of Independent Contractor Agreement for Naples Realty Services, Inc. (2)
10.10	Employment Agreement between company and John A. Steinwand dated May 1, 2000 (2)
10.11	Agreement between company and Greyfield Consulting, Inc. dated January 12, 2000 (2)
10.12	Agreement between company and Investor Relations Company dated August 18, 2000
10.13	Escrow Agreement between company and Fidelity National Bank (3)
23.1	Consent of Grant Thornton, LLP
23.2	Consent of Mottern, Fisher and Goldman, P.C. (3)
27	Financial Data Schedule

(1) Incorporated by reference to Form SB-2 filed by the company on March 3, 2000.

(2) Incorporated by reference to Form SB-2 filed by the company on June 14, 2000.

(3) To be added by amendment.

Item 28. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Norcross, State of Georgia, on November 7, 2000.

RCONTEST.COM, INC.
Dated: November 30, 2000	/s/ Michael Dion By: Michael Dion, Chairman, Secretary, President, and director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed below by the following persons in the capacities and on the dates indicated.

Dated: November 30, 2000	/s/ Michael Dion By: Michael Dion, Chairman and sole-director, Chief Executive Officer and Chief Financial Officer